      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1996
                                                 REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              OLYMPIC STEEL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             OHIO                                            34-1245650
 (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
      OF INCORPORATION OR                              IDENTIFICATION NUMBER)
         ORGANIZATION)

                               5080 RICHMOND ROAD
                          BEDFORD HEIGHTS, OHIO 44146
                                 (216) 292-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

            MICHAEL D. SIEGAL, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               5080 RICHMOND ROAD
                          BEDFORD HEIGHTS, OHIO 44146
                                 (216) 292-3800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

          MARC H. MORGENSTERN, ESQ.                   ROBERT A. YOLLES, ESQ.
KAHN, KLEINMAN, YANOWITZ & ARNSON CO., L.P.A.       JONES, DAY, REAVIS & POGUE
     1301 EAST NINTH STREET, SUITE 2600                77 WEST WACKER DRIVE
         CLEVELAND, OHIO 44114-1824                   CHICAGO, ILLINOIS 60601
               (216) 696-3311                             (312) 782-3939

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement has become effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

===================================================================================================
TITLE OF EACH                         PROPOSED MAXIMUM     PROPOSED MAXIMUM
  CLASS OF         AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO       REGISTERED             SHARE                PRICE             REGISTRATION
BE REGISTERED          (1)                  (2)                  (2)                    FEE
- ---------------------------------------------------------------------------------------------------
Common Stock,
 without par
 value.........       3,450,000            $27.625            $95,306,250          $32,864.22
===================================================================================================

(1) Includes 450,000 shares which the Underwriters have the option to purchase to cover over-allotments. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the registration fee applicable to the Common Stock is calculated upon the basis of the average of the high and low reported sales prices on the NASDAQ National Market on July 1, 1996.

                            ----------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             Subject to Completion

                                  July 2, 1996
PROSPECTUS

3,000,000 SHARES                                OLYMPIC STEEL logo

OLYMPIC STEEL, INC.

COMMON STOCK
(WITHOUT PAR VALUE)

Of the 3,000,000 shares of Common Stock, without par value (the "Common Stock"), being offered (the "Offering"), 2,500,000 shares are being sold by Olympic Steel, Inc. (the "Company") and 500,000 shares are being sold by certain stockholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Selling Shareholders."

The Common Stock is quoted on the NASDAQ National Market ("NASDAQ") under the symbol "ZEUS." On July 1, 1996, the last reported sales price on NASDAQ was $28.00 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
                                                                                PROCEEDS TO
                    PRICE TO            UNDERWRITING        PROCEEDS TO         SELLING
                    PUBLIC              DISCOUNT            COMPANY(1)          SHAREHOLDERS
Per Share.........  $                   $                   $                   $
Total(2)..........  $                   $                   $                   $
- -----------------------------------------------------------------------------------------------

(1) Before deducting expenses, payable by the Company, estimated at $
            .

(2) The Company and the Selling Shareholders have granted to the Underwriters 30-day options to purchase up to 375,000 additional shares and 75,000 additional shares, respectively, of Common Stock (450,000 additional shares in the aggregate), solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Shareholders will be $        , $        , $        and $        ,
    respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about
            , 1996.

SALOMON BROTHERS INC
                 GOLDMAN, SACHS & CO.

                                 MERRILL LYNCH & CO.

                                               MCDONALD & COMPANY
                                                       SECURITIES, INC.
The date of this Prospectus is July   , 1996.

                               INSIDE FRONT PAGE

                          (PICTURE FROM ANNUAL REPORT)

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus or in the documents incorporated herein by reference. Unless indicated otherwise, (i) all references in this Prospectus to the "Company" or "Olympic" are to Olympic Steel, Inc. and its subsidiaries, and (ii) all information contained in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Olympic Steel, Inc. is a leading steel service center that processes and distributes flat-rolled carbon, stainless and tubular steel products from 11 facilities in six midwestern and eastern states. Total shipments in 1995 exceeded one million tons. The Company's services include both traditional service center processes of cutting-to-length, slitting, shearing and roll forming and higher value-added processes of blanking, tempering and plate burning. The Company services a diverse base of over 3,200 active customers throughout the midwestern, eastern and southern United States, as well as Mexico and Puerto Rico.

     Major customers include automobile manufacturers and stampers, manufacturers of transportation equipment, material handling equipment, electrical machinery, storage tanks, food service equipment, construction equipment, agricultural equipment and appliances, general and plate fabricators, and steel service centers. Sales to United States automotive manufacturers and their suppliers and sales to steel service centers accounted for approximately 25% and 11%, respectively, of 1995 net sales. Sales to the Company's largest customer accounted for less than 6% of 1995 net sales.

     The Company believes that the steel service center and processing industry continues to be driven by four primary trends: consolidation of industry participants; increased outsourcing of manufacturing processes by domestic manufacturers; shift by customers to fewer and larger suppliers; and increased customer demand for higher quality products and services.

     In recognition of these industry dynamics, the Company has focused its business strategy on achieving profitable growth through the acquisition of service centers and related businesses and investments in higher value-added processing equipment and services, while continuing its commitment to expanding and improving its sales force and information systems. The pursuit of this strategy has allowed the Company to increase sales and operating income over the past five years by compound annual growth rates of 22% and 32%, respectively. Key elements in the implementation of this strategy include the following:

     ACQUISITION OF LAFAYETTE STEEL: In January 1995, the Company acquired Detroit-based Lafayette Steel Company ("Lafayette Steel") for approximately $52.3 million. The acquisition has provided the Company an entry to the automotive industry. Lafayette Steel has 14 major pieces of processing equipment, including eight presses, giving the Company access to processing capabilities in blanking. The Company has commenced an expansion of Lafayette Steel's facilities, to be completed by the end of 1996, that will add 72,000 square feet and allow increased operating efficiencies. In 1995, Lafayette Steel represented approximately $136.4 million, or 25%, of the Company's total net sales.

     EXPANSION OF PLATE PROCESSING CAPABILITIES: Over the past two years, the Company has more than doubled its plate processing capacity by adding four plate burning tables. Substantially all of the new equipment uses advanced laser or plasma cutting technology resulting in higher efficiency, improved quality and lower costs. An additional three plasma burning tables are expected to be installed before the end of 1996. This investment in plate processing equipment will enable the Company to better respond to an accelerating trend of domestic manufacturers which are outsourcing certain manufacturing processes and will allow the Company to further increase its capabilities in higher value-added processing services. The Company believes it is among the largest processors and distributors of steel plate in the United States.

     INVESTMENT IN NEW TEMPER MILL FACILITY: In January 1996, the Company commenced operations at its new temper mill facility in Cleveland, constructed at a cost of $17.2 million, with an annual capacity of 120,000 tons. The facility operated at an average utilization rate of 45% for the first half of 1996. The Company expects the facility to operate at full capacity by year-end. The temper mill is one of only six of its kind in the United States and incorporates state-of-the-art technology and certain unique design specifications in response to increased customer demand for higher tolerances and flatness specifications.

     COMMITMENT TO MODERNIZATION PROGRAM: The Company is in the early phases of a modernization program that will include the substantial upgrade or replacement of several pieces of existing processing equipment and information systems. The actual timing and cost of the program is still under study; however, current cost estimates range from $20 million to $40 million over the next several years. This program will further improve the Company's operating efficiency and cost competitiveness and expand existing capacity.

     EXPANSION OF SALES FORCE: The Company believes it has among the largest and most experienced sales force in the industry, which is a significant competitive advantage. The Company's sales force has grown to 120 from 80 at the beginning of 1994. The continuous interaction between the Company's sales force and active and prospective customers provides the Company with valuable market information. The Company remains committed to expanding and improving its sales force.

     Olympic believes its depth of management, strategically located facilities, advanced information systems, reputation for quality and customer service, extensive and experienced sales force and supplier relationships provide a strong foundation for implementation of its strategy.

                                  THE OFFERING

Common Stock being offered by:
  The Company......................................    2,500,000 shares
  The Selling Shareholders.........................      500,000 shares
     Total.........................................    3,000,000 shares
Common Stock to be outstanding after the
  Offering.........................................   11,100,000 shares(a)
NASDAQ symbol......................................   ZEUS
Use of proceeds....................................   To repay outstanding bank indebtedness.
                                                      See "Use of Proceeds."
- ---------------

(a) Excludes 450,000 shares of Common Stock reserved for future issuance under the Company's Stock Option Plan (the "Stock Option Plan"), of which options for 152,500 shares are currently outstanding at an exercise price of $15.50 per share.

                      SUMMARY FINANCIAL AND OPERATING DATA
                     (in thousands, except per share data)

                                                                                                        THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,                            ENDED MARCH 31,
                                   ---------------------------------------------------------      --------------------------
                                     1991        1992        1993        1994         1995           1995           1996
                                   --------    --------    --------    --------     --------      -----------    -----------
                                                                                                         (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.......................   $250,685    $275,415    $313,810    $381,906     $554,469       $ 149,058      $ 142,589
Cost of sales...................    202,110     220,626     250,707     304,777      446,513         119,046        111,663
                                   --------    --------    --------    --------     --------        --------       --------
  Gross margin..................     48,575      54,789      63,103      77,129      107,956          30,012         30,926
Operating expenses..............     41,272      46,635      50,519      58,836       85,855          22,295         23,207
                                   --------    --------    --------    --------     --------        --------       --------
  Operating income..............      7,303       8,154      12,584      18,293       22,101           7,717          7,719
Interest and receivable
  securitization expense........      6,435       4,699       4,480       3,761       10,853           2,567          2,292
                                   --------    --------    --------    --------     --------        --------       --------
    Pre-tax income..............        868       3,455       8,104      14,532       11,248           5,150          5,427
Income taxes....................         --          --          --      13,634(a)     4,504           2,083          2,171
                                   --------    --------    --------    --------     --------        --------       --------
    Net income..................   $    868    $  3,455    $  8,104    $    898     $  6,744       $   3,067      $   3,256
                                   ========    ========    ========    ========     ========        ========       ========
    Net income per share(b).....                                       $   0.12     $   0.78       $    0.36      $    0.38
                                                                       ========     ========        ========       ========
Weighted average shares
  outstanding(b)................                                          7,778        8,600           8,600          8,600
                                                                       --------     --------        --------       --------
OTHER DATA:
Capital expenditures............   $  1,162    $  3,972    $  1,767    $ 17,070     $ 12,739       $   5,849      $   2,007
Depreciation and amortization...      1,479       1,481       1,646       1,834        3,264             671            994

Tons sold
    Direct......................        491         565         618         685          931             250            257
    Toll........................          2           2           3          10          155              51             37
                                   --------    --------    --------    --------     --------        --------       --------
    Total.......................        493         567         621         695        1,086             301            294
Gross margin....................      19.4%       19.9%       20.1%       20.2%        19.5%           20.1%          21.7%
Operating income................       2.9%        3.0%        4.0%        4.8%         4.0%            5.2%           5.4%
Pre-tax income..................       0.3%        1.3%        2.6%        3.8%         2.0%            3.5%           3.8%

                                                                          DECEMBER 31,         MARCH 31,
                                                                     ---------------------       1996
                       BALANCE SHEET DATA:                             1994         1995       ---------
                                                                     --------     --------     (UNAUDITED)
Current assets....................................................   $155,178     $124,371     $136,606
Current liabilities...............................................     37,767       31,226       49,051
Working capital...................................................    117,411       93,145       87,555
Total assets......................................................    200,987      202,072      215,320
Total debt........................................................     93,437       98,540       90,683
Shareholders' equity..............................................     67,240       73,984       77,240

- ---------------

(a) Effective January 1, 1994, the Company changed its income tax status from an S corporation to a C corporation. This change required a reinstatement of deferred income taxes as a one-time charge of $7.8 million.

(b) Shares outstanding and net income per share data for years prior to the Company's initial public offering in 1994 are not meaningful and therefore have not been presented.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective purchasers should evaluate the following risk factors.

THE STEEL INDUSTRY; IMPACT OF CHANGING STEEL PRICES

     The principal raw material used by the Company is flat-rolled carbon and stainless steel that the Company typically purchases from steel producers. The steel industry as a whole is cyclical, and at times pricing and availability in the steel industry can be volatile due to numerous factors beyond the control of the Company, including general, domestic and international economic conditions, labor costs, production levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and costs of raw materials for the Company.

     Steel service centers maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, the Company purchases steel in an effort to maintain its inventory at levels that it believes to be appropriate to satisfy the anticipated needs of its customers based upon historic buying practices, contracts with customers and market conditions. The Company's commitments for steel purchases are generally at prevailing market prices in effect at the time the Company places its orders. The Company has no long-term, fixed-price steel purchase contracts. When raw material prices increase, competitive conditions will influence how much of the steel price increases can be passed on to the Company's customers. When raw material prices decline, customer demands for lower prices could result in lower sale prices and, as the Company uses existing steel inventory, lower margins. Changing steel prices therefore could adversely affect the Company's net sales, gross margins and net income.

FUTURE EXPANSION

     Historically, the Company has grown internally by increasing sales to existing customers, aggressively pursuing new customers and, in response to customer demand, acquiring and upgrading processing equipment and services in order to expand the range of value-added services it can offer. In addition, growth has occurred through external expansion by the acquisition of other steel service centers and related businesses. The Company intends to continue to actively pursue its growth strategy in the future. See "Business--Business Strategy." Although the Company has purchased equipment only in response to identified customer demand, the future expansion of an existing facility or construction of a new facility could have adverse effects on the Company's results of operations due to the impact of the start-up costs and the potential for underutilization in the start-up phase of a facility. To date, the Company has been successful in integrating acquired businesses with its existing businesses. However, acquisitions frequently result in unforeseen difficulties and divert a disproportionate amount of management time and attention. There can be no assurance that future acquisitions will occur or be successful. Moreover, the incurrence of additional indebtedness to pay for expansion or acquisition costs could adversely affect the Company's liquidity and financial strength and the issuance of capital stock to effect acquisitions could result in dilution to the Company's shareholders.

CYCLICALITY OF DEMAND; SALES TO THE AUTOMOTIVE INDUSTRY

     Certain of the Company's products are sold to industries that experience significant fluctuations in demand based on economic conditions or other matters beyond the control of the Company. The Company's diversified customer and geographic base reduce such cyclicality; however, no assurance can be given that the Company will be able to increase or maintain its level of sales in periods of economic stagnation or downturn.

     Sales of the Company's products for use in the automotive industry accounted for approximately 25% of the Company's net sales in 1995 and approximately 22% of net sales for the first quarter of 1996. Such sales include sales directly to automotive manufacturers and to manufacturers of automotive components and parts. The automotive industry experiences significant fluctuations in demand based on numerous factors such as general economic conditions and consumer confidence. The automotive industry is also subject, from time to time, to labor problems. The contracts between the United Automobile Workers ("UAW") and the Canadian Auto Workers ("CAW") and General Motors Corporation, Chrysler Corporation and The Ford Motor Company in both the United States and Canada expire in September 1996 and there can be no assurance that new agreements will be ratified by the UAW and CAW without a work stoppage. Any prolonged disruption in business arising from such a work stoppage could have a material adverse effect on the Company's results of operations.

DEPENDENCE ON KEY INDIVIDUALS

     The Company is dependent, in large part, on its ability to retain the services of its four principal executive officers. None of these officers has an employment agreement with the Company; however, each officer is a significant shareholder. The loss of any of these individuals could have a material adverse effect on the Company. The Company currently maintains key man life insurance policies on each of these individuals.

COMPETITION

     The principal markets served by the Company are highly competitive. The Company competes with steel service centers and, to a certain degree, steel producers and intermediate steel processors on a regional basis. The Company has different competitors for each of its products and within each region. Certain of these competitors have financial and operating resources in excess of those of the Company. While the Company has been able to successfully compete, no assurance can be given that it will be able to continue to do so. Increased competition could have a material adverse effect on the Company's net sales and profitability. See "Business--Competition."

INDEBTEDNESS

     The Company relies on internally generated funds, long-term borrowings, an accounts receivable securitization program and sale and leaseback transactions to meet its capital requirements, including strategic acquisitions, the purchase and upgrading of processing equipment and services, the construction and upgrading of related facilities and additional working capital. While the Company will be repaying the term loans and a portion of the revolving credit borrowings under its Credit Agreement, dated December 29, 1994, as amended (the "Credit Facility"), with proceeds of the Offering, the Company will continue to have significant financing expenses following the Offering. See "Use of Proceeds" and "Capitalization."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 11,100,000 shares of Common Stock outstanding (11,475,000 shares if the Underwriters' over-allotment options are exercised in full). The shares sold in the Offering, plus the 4,000,000 shares sold in the Company's initial public offering in 1994 (the "IPO") and an additional 506,000 shares held by non-affiliates will be freely transferable by persons other than Affiliates without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Upon completion of the Offering, 3,596,500 shares (3,521,500 shares if the Underwriters' over-allotment options are exercised in full) of outstanding Common Stock (the "Affiliate Shares") will be held by "affiliates" of the Company, as that term is defined under the Securities Act. The Affiliate Shares are subject to Lock-up Agreements and may only be sold (absent a registration) in accordance with the volume and other requirements of Rule 144 promulgated under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

PREFERRED STOCK; STATE ANTI-TAKEOVER LAWS; CONTROL

     The Board of Directors of the Company is authorized to issue, from time to time, without any further action on the part of the Company's shareholders, up to 2,500,000 shares of Voting Preferred Stock, without par value ("Voting Preferred Stock"), and up to 2,500,000 shares of Non-voting Preferred Stock, without par value ("Non-Voting Preferred Stock" and together with the Voting Preferred Stock, the "Preferred Stock"), each in one or more series, with such relative rights, powers, preferences and conversion rights as are determined by the Board of Directors at the time of issuance. The issuance of shares of Preferred Stock could adversely affect the holders of shares of Common Stock. See "Description of Capital Stock--Preferred Stock." In addition, certain statutory provisions of the Ohio General Corporation Law ("Ohio Law") and the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation") and Amended and Restated Code of Regulations ("Code of Regulations") may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders of the Company might otherwise receive a premium for their shares over the then current market prices. See "Description of Capital Stock--Certain Provisions of Ohio Law." Upon completion of the Offering, the four principal executive officers of the Company will own approximately 32.4% of the Common Stock (30.7% if the Underwriters' over-allotment options are exercised in full). See "Selling Shareholders."

FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

     This Prospectus contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this document, the words "expect," "believe," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including those identified in this section. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, believed, estimated or projected.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of shares of Common Stock being offered hereby are estimated to be approximately $
million after deducting the estimated underwriting discount and Offering expenses payable by the Company. The Company will use the net proceeds to repay a portion of its present borrowings under its Credit Facility, including $24.0
million of term loans and $          in revolving credit loans. As of June 30,
1996, the average weighted interest rate applicable to such borrowings was
     %. The Credit Facility matures on June 30, 1998, but each year the Company may extend its maturity date one year with approval of the bank group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company will not receive any of the proceeds from the sale of Common Stock offered by the Selling Shareholders.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the 2,500,000 shares of Common Stock offered hereby by the Company and the application of the net proceeds to reduce bank indebtedness. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                           MARCH 31, 1996
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                       (AMOUNTS IN THOUSANDS)
Short-Term Debt:
     Current portion of long-term debt............................    $  4,744       $ 1,944
                                                                      ========       =======
Long-Term Debt, Net of Current Portion:
     Revolving credit agreement...................................    $ 43,818       $
     Term loans...................................................      24,656           656
     Industrial revenue bonds.....................................       9,565         9,565
     Taxable rate notes...........................................       7,900         7,900
                                                                      --------       -------
          Total long-term debt....................................      85,939
                                                                      --------       -------
Shareholders' Equity:
     Preferred stock, without par value,
       5,000 shares authorized, no shares
       issued or outstanding......................................          --            --
     Common stock, without par value,
       20,000 shares authorized, 8,600
       shares issued and outstanding
       (11,100 shares issued and
       outstanding, as adjusted)(a)...............................      57,095
     Retained earnings............................................      20,145        20,145
                                                                      --------       -------
       Total shareholders' equity.................................      77,240
                                                                      --------       -------
       Total Capitalization.......................................    $163,179       $
                                                                      ========       =======

- ---------------

(a) Excludes 450,000 shares of Common Stock reserved for future issuance under the Stock Option Plan, of which options for 152,500 shares are currently outstanding with an exercise price of $15.50 per share.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock trades on NASDAQ under the symbol "ZEUS." The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock on NASDAQ since the Company's March 1994
IPO:

                                                                            PRICE RANGE OF
                                                                             COMMON STOCK
                                                                           -----------------
                                                                            HIGH       LOW
                                                                           ------     ------
1994
  First quarter........................................................    $15.75     $13.00
  Second quarter.......................................................     13.50      10.00
  Third quarter........................................................     14.00      10.25
  Fourth quarter.......................................................     14.75      10.00
1995
  First quarter........................................................     11.50       9.50
  Second quarter.......................................................     11.00       9.00
  Third quarter........................................................     10.88       8.88
  Fourth quarter.......................................................     10.13       7.50
1996
  First quarter........................................................     10.88       8.50
  Second quarter.......................................................     28.63      10.13
                                                                           ------     ------

     On July 1, 1996, the last reported sale price of the Common Stock on NASDAQ was $28.00 per share. The Company believes there were approximately 1,493 beneficial holders of the Company's Common Stock on June 25, 1996.

                                DIVIDEND POLICY

     The Company presently retains all of its earnings, and anticipates that all of its future earnings will be retained to finance the expansion of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, results of operations, current and anticipated cash needs, plans for expansion and restrictions under the Company's Credit Facility.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

     The selected financial data presented below has been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, except that the data as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 is derived from unaudited consolidated financial statements which, in the opinion of the Company, reflect all adjustments necessary for a fair presentation. The consolidated balance sheets as of December 31, 1994 and 1995 and March 31, 1996 and the related consolidated statements of income, cash flows and shareholders' equity for the three years ended December 31, 1995 and the three months ended March 31, 1995 and 1996, and notes thereto (the "Consolidated Financial Statements") appear elsewhere in this Prospectus. Results for the three-month period ended March 31, 1996 are not necessarily indicative of results for the year ending December 31, 1996. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and other financial information included elsewhere in this Prospectus.

                                                                                                     THREE MONTHS
                                                YEAR ENDED DECEMBER 31,                             ENDED MARCH 31,
                              ------------------------------------------------------------       ---------------------
                                1991         1992         1993         1994         1995           1995         1996
                              --------     --------     --------     --------     --------       --------     --------
                                                                                                      (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...................  $250,685     $275,415     $313,810     $381,906     $554,469       $149,058     $142,589
Cost of sales...............   202,110      220,626      250,707      304,777      446,513        119,046      111,663
                              --------     --------     --------     --------     --------       --------     --------
  Gross margin..............    48,575       54,789       63,103       77,129      107,956         30,012       30,926
Operating expenses..........    41,272       46,635       50,519       58,836       85,855         22,295       23,207
                              --------     --------     --------     --------     --------       --------     --------
  Operating income..........     7,303        8,154       12,584       18,293       22,101          7,717        7,719
Interest and receivable
  securitization expense....     6,435        4,699        4,480        3,761       10,853          2,567        2,292
                              --------     --------     --------     --------     --------       --------     --------
  Pre-tax income............       868        3,455        8,104       14,532       11,248          5,150        5,427
Income taxes................        --           --           --       13,634(a)     4,504          2,083        2,171
                              --------     --------     --------     --------     --------       --------     --------
    Net income..............  $    868     $  3,455     $  8,104     $    898     $  6,744       $  3,067     $  3,256
                              ========     ========     ========     ========     ========       ========     ========
    Net income per
      share(b)..............                                         $   0.12     $   0.78       $   0.36     $   0.38
                                                                     ========     ========       ========     ========
Weighted average shares
    outstanding(b)..........                                            7,778        8,600          8,600        8,600
                                                                     --------     --------       --------     --------

                                                             DECEMBER 31,
                                     ------------------------------------------------------------
        BALANCE SHEET DATA:            1991         1992         1993         1994         1995       MARCH 31, 1996
                                     --------     --------     --------     --------     --------     ---------------
                                                                                                        (UNAUDITED)
Current assets.....................  $ 88,760     $105,196     $123,787     $155,178     $124,371        $ 136,606
Current liabilities................    26,946       29,381       48,930       37,767       31,226           49,051
Working capital....................    61,814       75,815       74,857      117,411       93,145           87,555
Total assets.......................   114,043      133,102      151,947      200,987      202,072          215,320
Total debt.........................    70,336       83,970       95,330       93,437       98,540           90,683
Shareholders' equity...............    18,288       20,993        9,347       67,240       73,984           77,240

- ---------------
(a) Effective January 1, 1994, the Company changed its income tax status from an S corporation to a C corporation. This change required a reinstatement of deferred income taxes as a one-time charge of $7.8 million.

(b) Shares outstanding and net income per share data for years prior to the IPO in 1994 are not meaningful and therefore have not been presented.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's results of operations are affected by numerous external factors, such as general economic and political conditions, competition, and steel pricing and availability.

     Olympic sells a broad range of products, many of which have different gross margins. Products that have more value-added processing generally have a greater gross margin. Accordingly, the Company's overall gross margin is affected by product mix and the amount of processing performed, as well as volatility in selling prices and material purchase costs. With the acquisition of Lafayette Steel as of January 1, 1995, the Company performs toll processing of customer-owned steel. Toll processing, substantially all of which is performed by Lafayette Steel, generally results in lower selling prices and gross margin dollars per ton but higher gross margin percentages than the Company's historical direct sales.

     Financing costs include interest expense on debt and costs associated with the $65.0 million accounts receivable securitization program which commenced in December 1995 (the "Financing Costs"). Interest rates paid by the Company under its Credit Facility are generally based on prime or LIBOR plus a premium (the "Premium") determined quarterly, which varies with the Company's operating performance and financial leverage. Receivable securitization costs are based on commercial paper rates calculated on the amount of receivables sold.

     In March 1994, the Company completed its IPO of 4,000,000 shares of its Common Stock which generated net proceeds of $57.0 million.

     The Company sells certain products internationally, primarily in Mexico and Puerto Rico. All international sales and payments are made in United States dollars. These sales historically involve the Company's direct representation of steel producers and may be covered by letters of credit or trade receivable insurance. Typically, international sales are more transactional in nature with lower gross margins than domestic sales. Domestic steel producers generally supply domestic customers before meeting foreign demand, particularly during periods of supply constraints. As a result, domestic and international sales tend to be countercyclical.

     Because the Company conducts its operations generally on the basis of short-term orders, backlog is not a meaningful indicator of future performance.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement data expressed as a percentage of net sales:

                                                                                 THREE MONTHS
                                               YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                                            -----------------------------       ---------------
                                            1993        1994        1995        1995      1996
                                            -----       -----       -----       -----     -----
Net sales.................................  100.0%      100.0%      100.0%      100.0%    100.0%
Cost of sales.............................   79.9        79.8        80.5        79.9      78.3
                                            -----       -----       -----       -----     -----
Gross margin..............................   20.1        20.2        19.5        20.1      21.7
Operating expenses........................   16.1        15.4        15.5        15.0      16.3
                                            -----       -----       -----       -----     -----
Operating income..........................    4.0         4.8         4.0         5.2       5.4
Interest and receivable securitization
  expense.................................    1.4         1.0         2.0         1.7       1.6
                                            -----       -----       -----       -----     -----
Pre-tax income............................    2.6         3.8         2.0         3.5       3.8
Income taxes..............................     --         1.5         0.8         1.4       1.5
Reinstatement of deferred income taxes....     --         2.0          --          --        --
                                            -----       -----       -----       -----     -----
     Net income...........................    2.6%        0.2%        1.2%        2.1%      2.3%
                                            =====       =====       =====       =====     =====

  FIRST QUARTER 1996 COMPARED TO FIRST QUARTER 1995

     Tons sold decreased 2.4% to 294,431 for the first quarter of 1996 from 301,571 for 1995. Tons sold in the first quarter of 1996 include 257,211 from direct sales and 37,220 from toll processing, compared with 250,161 from direct sales and 51,410 from toll processing during the 1995 period. Tons sold in the first quarter of 1996 were adversely affected at Lafayette Steel by a General Motors strike and at all operations by bad weather conditions.

     Net sales decreased 4.3% to $142.6 million for the first quarter of 1996 from $149.1 million for the first quarter of 1995. The decrease in net sales is attributable to the decline in tons sold as well as a 2.0% decline in average selling prices. International sales increased significantly in the first quarter of 1996 compared to the prior year.

     As a percentage of net sales, gross margin increased to 21.7% for the first quarter of 1996 from 20.1% for 1995. The increase reflects the impact of centralized steel purchasing efforts in 1996, partially offset by lower tolling sales and increased international sales in 1996.

     As a percentage of net sales, operating expenses increased to 16.3% for the first quarter of 1996 from 15.0% for 1995, due partially to the impact of slightly lower average selling prices in the current quarter. Operating expenses in 1996 also include incremental costs associated with the new Cleveland temper mill and Minneapolis plate processing facilities, expansion of the Philadelphia operation, and higher management information systems expenditures.

     Financing Costs decreased to $2.3 million for the first quarter of 1996 from $2.6 million in 1995. The decrease is attributable to lower average borrowings outstanding primarily as a result of lower inventory levels in 1996, a decrease of the Company's effective bank borrowing rate to 7.4% in the first quarter of 1996 from 7.5% in the comparable 1995 period, and rate savings associated with the receivable securitization program implemented in December 1995. These reductions were offset by interest expensed in 1996 related to the Cleveland temper mill facility and equipment financing. Such costs were capitalized during the 1995 construction period.

     Pre-tax income for the first quarter of 1996 increased 5.4% to $5.4 million from $5.2 million for 1995. Income taxes represented 40.0% of pre-tax income in the first quarter of 1996 and 40.4% in 1995. Net income for the first quarter of 1996 totaled $3.3 million, or $0.38 per share, compared to $3.1 million, or $0.36 per share for 1995.

  1995 COMPARED TO 1994

     Tons sold increased 56.4% to 1,086,042 in 1995 from 694,548 in 1994. Tons sold in 1995 include 930,971 from direct sales and 155,071 from toll processing, compared with 684,808 from direct sales and 9,740 from toll processing in 1994.

     Net sales increased by $172.6 million, or 45.2%, to $554.5 million in 1995 from $381.9 million in 1994. The increase was primarily attributable to the inclusion of Lafayette Steel's results of operations in 1995. All but one of the Company's other operations achieved net sales increases in 1995. International sales, which were less than 5% of total net sales in both 1995 and 1994, nearly tripled between years as a result of domestic steel producers seeking foreign markets for their products during the last half of 1995.

     As a percentage of net sales, gross margin decreased to 19.5% from 20.2% for 1994. The decrease was attributable to the impact of Lafayette Steel, which had gross margins lower than the Company's other domestic operations, and an increase in the comparatively lower margin international sales, offset by higher gross margins from the Company's other domestic operations.

     As a percentage of net sales, operating expenses remained relatively constant between years. Operating expenses for 1995 included start-up costs related to the Cleveland temper mill and Minneapolis plate processing facilities.

     Interest expense increased $7.0 million to $10.7 million in 1995 from $3.8 million in 1994. The increase was attributable to higher average borrowings associated with the Lafayette Steel acquisition, the effect of higher priced steel in inventory in 1995, and higher effective borrowing rates. Overall effective borrowing rates increased to 7.7% in 1995 from 5.7% in 1994 as a result of increases in the prime rate and LIBOR and higher Premiums. Premiums in 1995 ranged from 0.25% to 1% for prime, and 1.25% to 2% for LIBOR.

     Pre-tax income decreased $3.3 million, or 22.6%, to $11.2 million in 1995 from $14.5 million in 1994. Income taxes computed on 1995 earnings represented 40.0% of pre-tax income or $4.5 million versus 40.1% or $5.8 million for 1994. Income tax expense for 1994 included a one-time $7.8 million charge to record deferred income taxes attributable to the termination in 1994 of the Company's S corporation election associated with the IPO.

     Net income totaled $6.7 million or $0.78 per share in 1995, compared to $0.9 million, or $0.12 per share in 1994 after recording the reinstatement of deferred income taxes. Excluding the reinstatement of deferred income taxes in 1994, net income would have been $1.12 per share.

  1994 COMPARED TO 1993

     Tons sold increased 11.8% to 694,548 in 1994 from 621,444 in 1993, which was attributable to continued strong domestic demand. Net sales increased by $68.1 million, or 21.7%, to $381.9 million in 1994 from $313.8 million in 1993. Significant selling price increases of carbon products were pervasive which correlated to purchase price increases being incurred. International sales declined between years due to the inability to purchase domestic steel for export at competitive prices.

     As a percentage of net sales, gross margin increased slightly to 20.2% in 1994 from 20.1% in 1993, reflecting changes in product mix and the 1994 decline in international sales. Purchase and selling price increases of most domestic carbon products were significant and continuous since the beginning of 1993. Overall, these increases did not impact gross margin percentages in 1994 as market conditions allowed price increases to be passed on to the Company's customers.

     As a percentage of net sales, operating expenses decreased to 15.4% in 1994 from 16.1% in 1993. The improvement as a percentage of net sales was primarily attributable to sales growth, as well as a reduction in executive compensation as a result of the IPO.

     Interest expense declined $0.7 million to $3.8 million in 1994 from $4.5 million in 1993. The decrease was attributable to lower average borrowings offset partially by higher effective borrowing rates. The lower average borrowings reflect the application of proceeds from the IPO, offset to a lesser extent by increased borrowings for working capital growth. Effective borrowing rates increased by 15 basis points in 1994 as a result of increases in prime and LIBOR, offset by lower Premiums.

     Pre-tax income increased $6.4 million, or 79.3%, to $14.5 million in 1994 from $8.1 million in 1993. Income taxes computed on 1994 earnings represented 40.1% of pre-tax income or $5.8 million.

     Prior to 1994, the Company was treated as an S corporation for income tax purposes and, accordingly, was not subject to federal income taxes and was subject to minimal state income taxes. As a result of the IPO, the Company terminated its S corporation election in 1994 and became fully subject to federal and state income taxation as a C corporation. In connection with the change in tax status, deferred income tax liabilities of $7.8 million were recorded as a charge to net income. Of the $7.8 million deferred tax charge, $7.4 million is being paid in installments over six years commencing in 1994.

     After recording the reinstatement of deferred income taxes and C corporation income taxes, the Company recorded net income of $0.9 million, or $0.12 per share. Excluding the reinstatement of deferred income taxes, net income for 1994 would have been $1.12 per share. There are no comparable after-tax numbers for 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital requirement is to fund its growth, including strategic acquisitions, the purchase and upgrading of processing equipment and services, the construction and upgrading of related facilities and additional working capital. The Company uses cash generated from operations, long-term debt obligations, proceeds from the Company's accounts receivable securitization program and sale and leaseback transactions to fund these requirements. Historically, the Company has used revolving credit borrowings under its Credit Facility to finance its working capital requirements and has financed acquisitions and capital additions from the proceeds of long-term indebtedness.

     Net cash from operating activities primarily represents net income plus non-cash charges for depreciation and amortization, and changes in working capital. During the first quarter of 1996, $11.0 million of net cash was provided by operating activities, consisting of $4.3 million of net income and non-cash charges and $6.7 million of cash generated from working capital components.

     As of March 31, 1996, $56.0 million of eligible receivables were sold under the Company's accounts receivable securitization program, compared to $53.7 million at December 31, 1995. The amount of receivables sold by the Company typically changes monthly depending upon the level of eligible receivables available for sale at each month end.

     Working capital at March 31, 1996 decreased by $5.6 million or 6.0% since December 31, 1995. The decrease was primarily attributable to an increase in accounts payable due to the timing of inventory purchases, partially offset by increases in inventory and accounts receivable.

     During the first quarter of 1996, net cash used for investing activities consisted of $2.0 million of capital expenditures, primarily related to completion of the Cleveland temper mill facility, construction of additional office space, commencement of a 72,000 square foot expansion of Lafayette Steel's existing facility (scheduled for completion by the end of 1996) and upgrading the Company's information systems. Cash flows used for financing activities in the first quarter of 1996 primarily consisted of net repayments totaling $7.5 million under the Credit Facility.

     Approximately $23.2 million in unused revolving credit borrowing availability existed under the Credit Facility at March 31, 1996. The Credit Facility, which matures on June 30, 1998, contains restrictive covenants which require minimum net worth levels, maintenance of certain financial ratios and limitations on capital expenditures. The Company has remained in compliance with these covenants since the inception of the Credit Facility.

     The estimated net proceeds of the Offering to the Company will be
approximately $          million (assuming an offering price of $
million; $          million if the Underwriter's over-allotment options are
exercised in full). The Company intends to use the net proceeds of this Offering to repay the term loans and a portion of its revolving credit borrowings under the Credit Facility. Upon consummation of this Offering and application of the estimated net proceeds therefrom, aggregate borrowings outstanding under the
Company's Credit Facility will be approximately $          million and there
will be approximately $          million in unused borrowing availability.

     The Company believes that funds available under the Credit Facility, other credit and financing agreements and funds from operations will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital requirements and capital expenditure requirements over the next 12 months. Capital requirements are subject to change as business conditions warrant and opportunities arise. In connection with its internal and external expansion strategies, the Company may from time to time seek additional funds to finance other new facilities and significant improvements to processing equipment to respond to customers' demands.

IMPACT OF NEW ACCOUNTING STANDARDS

     The Company was required to adopt Financial Accounting Standards Board Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective January 1, 1996. The adoption had no impact on the reported results of the Company. The Company will comply with disclosure requirements of Financial Accounting Standard Board Statement No. 123, "Accounting for Stock Based Compensation,"commencing with its December 31, 1996 consolidated financial statements.

EFFECTS OF INFLATION

     Inflation generally affects the Company by increasing the cost of personnel, processing equipment, purchased steel, and borrowings under the Credit Facility. The Company does not believe that inflation has had a material effect on its operating income over the periods presented. However, it has and could have a material effect on the Company's Financing Costs based on inflation's impact on amounts borrowed and prime, LIBOR, and commercial paper rates.

                                    BUSINESS

THE COMPANY

     The Company is a leading steel service center that processes and distributes flat-rolled carbon, stainless and tubular steel products from 11 facilities in six midwestern and eastern states. The Company operates as an intermediary between steel producers and manufacturers that require processed steel for their operations. The Company purchases flat-rolled steel typically from steel producers and responds to its customers' needs by processing steel to customer specifications and by providing critical inventory and just-in-time delivery services. Such services reduce customers' inventory levels, as well as save time, labor and expense for customers, thereby reducing their overall production costs. The Company's services include both traditional service center processes of cutting-to-length, slitting, shearing and roll forming and higher value-added processes of blanking, tempering and plate burning.

     In January 1995, the Company completed the acquisition of Lafayette Steel, an intermediate steel processor headquartered in Detroit, Michigan, which primarily serves the automotive industry. Lafayette Steel's results of operations are included in the Company's 1995 consolidated financial statements.

     The Company is organized into regional operations with domestic processing and distribution facilities in Connecticut, Pennsylvania, Ohio, Michigan, Illinois and Minnesota, servicing a diverse base of over 3,200 active customers located throughout the midwestern, eastern and southern United States. The Company maintains a southern sales office in Greenville, South Carolina. Its international sales office is located in Pittsburgh, Pennsylvania and services customers primarily in Mexico and Puerto Rico.

     The Company is incorporated under the laws of the State of Ohio. The Company's executive offices are located at 5080 Richmond Road, Cleveland, Ohio 44146. Its telephone number is (216) 292-3800.

INDUSTRY OVERVIEW

     The steel industry is comprised of three types of entities: steel producers, intermediate steel processors and steel service centers. Steel producers have historically emphasized the sale of steel to volume purchasers and have generally viewed intermediate steel processors and steel service centers as part of their customer base. However, all three entities can compete for certain customers who purchase large quantities of steel. Intermediate steel processors tend to serve as processors in large quantities for steel producers and major industrial consumers of processed steel, including automobile and appliance manufacturers.

     Services provided by steel service centers can range from storage and distribution of unprocessed metal products to complex, precision value-added steel processing. Steel service centers respond directly to customer needs and emphasize value-added processing of flat-rolled steel and plate pursuant to specific customer demands, such as cutting-to-length, slitting, shearing, roll forming, shape correction and surface improvement, blanking, tempering, plate burning and stamping. These processes produce steel to specified lengths, widths, shapes and surface characteristics through the use of specialized equipment. Steel service centers typically have lower cost structures and provide services and value-added processing not otherwise available from steel producers.

     End product manufacturers and other steel distributors have increasingly sought to purchase steel on shorter lead times and with more frequent and reliable deliveries than can normally be provided by steel producers. Steel service centers generally have lower labor costs than steel producers and consequently process steel on a more cost-effective basis. In addition, due to this lower cost structure, steel service centers are able to handle orders in quantities smaller than would be economical for steel producers. The net results to customers purchasing products from steel service centers are lower inventory levels, lower overall cost of raw materials and decreased manufacturing time and operating expense. The Company believes that the increasing prevalence of just-in-time inventory needs has made the value-added inventory, processing and delivery functions performed by steel service centers increasingly important.

CORPORATE HISTORY

     The Company was founded in 1954 as a general steel service center. In the early 1970's, Michael Siegal (CEO) and Bruce Adelstein (VP-Operations), sons of two of the principals, began working at the Company. At the end of 1983, they completed the purchase of the Company, assumed management control and, as part of an effort to broaden the management base for future expansion, hired David Wolfort (COO) as general manager. In 1987, Louis Schneeberger joined the Company as Chief Financial Officer.

     After acquiring control of the Company, management changed the Company's business strategy from a focus on warehousing and distributing steel from a single facility with no major processing equipment to a focus on growth, geographic and customer diversity and value-added processing. An integral part of the Company's growth has been the acquisition and start-up of several processing and sales operations.

     In 1987, the Company constructed a facility to house its first major piece of processing equipment, a heavy gauge, cut-to-length line. Since that time, the Company has added approximately 60 major pieces of processing equipment. Certain equipment was purchased directly from equipment manufacturers while the balance was acquired in the Company's acquisitions of other steel service centers and related businesses, including 14 pieces purchased in the Lafayette Steel acquisition.

BUSINESS STRATEGY

     The Company believes that the steel service center and processing industry continues to be driven by four primary trends: consolidation of industry participants; increased outsourcing of manufacturing processes by domestic manufacturers; shift by customers to fewer and larger suppliers; and increased customer demand for higher quality products and services.

     In recognition of these industry dynamics, the Company has focused its business strategy on achieving profitable growth through the acquisition of service centers and related businesses and investments in higher value-added processing equipment and services, while continuing its commitment to expanding and improving its sales force and information systems. The pursuit of this strategy has allowed the Company to increase sales and operating profit over the past five years by compound annual growth rates of 22% and 32%, respectively.

     The Company plans to increase profits by strategically acquiring other steel service centers and related businesses, acquiring and upgrading processing equipment and services in response to customer demand, expanding into new domestic and international markets, increasing sales to existing customers and aggressively pursuing new customers. Olympic believes its depth of management, strategically located facilities, advanced information systems, reputation for quality and customer service, extensive and experienced sales force and supplier relationships provide a strong foundation for implementation of its strategy. Key elements of the Company's strategy are set forth below.

     ACQUISITIONS. It is the Company's strategy to continue to make selective acquisitions of profitable or turnaround steel service centers and related businesses. Over the last nine years, the Company has made four major acquisitions of other steel service centers:

          In January 1995, the Company completed the acquisition of Lafayette Steel for approximately $52.3 million. The acquisition has provided the Company an entry to the automotive industry. Lafayette Steel is a Detroit-based service center and toll processor primarily serving Michigan, Illinois, Indiana and Ohio. Lafayette Steel's 14 major pieces of processing equipment, including eight presses, have enabled the Company to broaden its value-added processes by offering first stage blanking to its existing and prospective customers. In 1995, Lafayette Steel represented approximately $136.4 million, or 25% of the Company's total net sales. Subsequent to its acquisition, Olympic has made significant operational changes. From a purchasing perspective, Lafayette Steel has benefited from Olympic's critical mass, purchasing discipline, and inventory management. From a personnel standpoint, several key changes have been made to complement the existing manage-
     ment team. These initial changes have focused on internal functions such as plant operations, information system, financial controls, and sales management. In April, 1996, the Company began a 72,000 square foot expansion of its warehouse, at an estimated cost of approximately $4.0 million. These actions have resulted in an increase in operating margin
     from   % in 1995 to   % in the first half of 1996 and an improvement in
     inventory turns from           in calendar 1995 to           for the first
     half of 1996.

          Eastern Steel & Metal Company ("Eastern Steel") had ceased operations prior to its purchase by the Company in 1990. The acquisition provided the Company with access to the eastern market, as well as Eastern Steel's processing equipment and its distribution facility that included seven major pieces of processing equipment. In addition, the acquisition provided the Company's Philadelphia operation with processing support. Olympic has supported the operation by purchasing and upgrading its processing equipment and providing working capital. Eastern Steel, which had no sales prior to being acquired in 1990, has increased sales to $55 million in 1995.

          In 1990, Olympic purchased Juster Steel, Inc. ("Juster Steel"), a profitable steel service center in Minneapolis, Minnesota, to expand into the upper midwest and farmbelt states. Two of the former owners and executive officers are now the Company's general managers for the Company's Minneapolis operation. The Company has added sales and other personnel and invested capital to purchase and upgrade major processing equipment and facilities, including the new plate processing facility. Juster Steel currently has 19 major pieces of processing equipment. Sales of Juster Steel have increased from $63 million in 1989, the year prior to the acquisition, to $108 million in 1995.

          In 1987, the Company acquired Viking Steel Company ("Viking Steel"), located in Chicago. Prior to the acquisition, Viking Steel's sales had decreased significantly for several years. The acquisition broadened the Company's geographic coverage through expansion into the Chicago market, the largest steel consuming market in the United States, and extended its product line into stainless steel. Olympic replaced the original management team, purchased new processing equipment and in 1992 purchased a second facility in Schaumburg, Illinois. Sales of Viking Steel have increased from $5 million in 1987, the year prior to the acquisition, to $65 million in 1995.

     INVESTMENT IN VALUE-ADDED PROCESSING EQUIPMENT. An integral part of the Company's growth has been the purchase of major processing equipment and construction of facilities. The Company will continue to invest to support its growth through the addition of major equipment to its existing facilities. The Company's philosophy is that equipment purchases should be driven by customer demand. When the results of sales and marketing efforts to, and communication with, existing and potential customers indicate that there is sufficient customer demand for a particular product or service, the Company will purchase the equipment or upgrade existing equipment to satisfy that demand.

          Over the past two years, the Company has more than doubled its plate processing capacity by adding four plate burning tables. The Company completed a $7.0 million expansion project in Minneapolis in early 1995. The project included the construction of a new 112,000 square foot plate processing facility to house laser, plasma and oxygen burning tables and shot blasting equipment. This investment in plate processing equipment will enable the Company to respond to an accelerating trend of domestic manufacturers outsourcing certain manufacturing processes and will allow the Company to further increase its higher value-added processing services. The Company believes it is among the largest processors and distributors of steel plate in the United States. As the response to the new plate burning capability has exceeded expectations, the Company has recently purchased for the Minneapolis facility an additional plasma burning table. Two other plasma burning tables are being added to the Chicago and Philadelphia facilities and will be operational by year-end.

          In response to customer demands for higher tolerances and flatness specifications, the Company purchased a four-high 1/2" by 72" temper mill and heavy gauge cut-to-length line with a recoil option based on a customized design. The new equipment, which is housed in a 127,000 square foot building that was constructed on property adjoining the Company's Cleveland facilities, is one of only six of its kind in the United States and incorporates state-of-the-art technology and unique design specifications. The new equipment permits the Company to process steel to a more uniform thickness and flatness, upgrade the quality and consistency of certain of the Company's products and increases the Company's processing capacity by 120,000 tons per year. The new facility was constructed at a cost of $17.2 million. Start-up operations commenced in January 1996 and a second shift was added in June. The facility operated at an average utilization rate of 45% for the first half of 1996 and the Company expects the facility to operate at full capacity by year-end. The new equipment has been designed to enable the Company to produce tempered sheet or coil to customer specifications in smaller quantities than is available from other sources. By offering customers greater flexibility with respect to order size, the Company believes it can capture additional market share.

          The Company is in the early phases of a modernization program that will include the substantial upgrade or replacement of several pieces of existing processing equipment and information systems. The actual timing and cost of the program is still under study, however, current cost estimates range from $20 million to $40 million over the next several years. This program will further improve the Company's operating efficiency and cost competitiveness and expand existing capacity.

     The expansion of plate processing capacity at the Minneapolis facility and the addition of the new temper mill facility in Cleveland were made in response to the growing trend among capital equipment manufacturers to outsource non-core production processes, such as plate processing, and to concentrate on engineering, design and assembly. The Company expects to further benefit from this trend and is purchasing and will purchase new equipment to meet this demand.

     SALES AND MARKETING. The Company believes that its commitment to quality, service and just-in-time delivery has enabled it to build and maintain strong customer relationships, while expanding its geographic growth through the continued upgrading and addition of sales personnel. The Company believes it has among the largest and most experienced sales force in the industry which is a significant competitive advantage and the Company's sales force has grown to 120 from 80 at the beginning of 1994. The efforts of these individuals translate into approximately 300 direct daily sales calls to customers in approximately 45 states. The continuous interaction between the Company's sales force and active and prospective customers provides the Company with valuable market information and sales opportunities, including opportunities for outsourcing and increased sales.

     The Company's sales efforts are further supported by metallurgical engineers and technical service personnel, who have specific expertise in carbon and stainless steel and alloy plate.

     In the international market, the Company's objective is to service foreign customers by matching their steel requirements to a specific primary steel producer. The Company functions as the sales arm of primary producers, giving them access to customers that they might otherwise not sell or service. This approach differs from the typical international steel trader that emphasizes large commodity shipments. Although the Company works principally with domestic steel producers, it continues to develop relationships with foreign steel producers. All international sales and payments are made in United States dollars. International sales were less than 5% of total net sales in both 1995 and 1994.

PRODUCTS, PROCESSING SERVICES, AND QUALITY STANDARDS

     The Company maintains a substantial inventory of coil and plate steel generally purchased from steel producers. Coil is in the form of a continuous sheet, typically 36 to 96 inches wide, between 0.015 and 0.625 inches thick, and rolled into 10 to 30 ton coils. Because of the size and weight of these coils and the equipment required to move and process them into smaller sizes, such coils do not meet the requirements, without further processing, of many customers. Plate is typically thicker than coil and is processed by laser, plasma or oxygen burning.

     Customer orders are entered into computerized order entry systems, and appropriate inventory is then selected and scheduled for processing in accordance with the customer's specified delivery date. The Company attempts to maximize yield by combining customer orders for processing each purchased coil to the fullest extent practicable.

     The Company's services include both traditional service center processes of cutting-to-length, slitting, shearing and roll forming and higher value-added processes of blanking, tempering and plate burning to process steel to specified lengths, widths and shapes pursuant to specific customer orders. Cutting-to-length involves cutting steel along the width of the coil. Slitting involves cutting steel to specified widths along the length of the coil. Shearing is the process of cutting sheet steel, while roll forming is the process in which flat rolled coils are formed into tubing. Blanking cuts the steel into specific shapes with close tolerances. Tempering improves the uniformity of the thickness and flatness of the steel through a cold rolling process. Plate burning is the process of cutting steel into specific shapes and sizes.

     The following table sets forth the major pieces of processing equipment used by geographic location.

          PROCESSING           CLEVELAND(A)  CHICAGO(B)  DETROIT  MINNEAPOLIS(B)  CONNECTICUT  PHILADELPHIA  TOTAL
- ------------------------------ ------------  ----------  -------  --------------  -----------  ------------  -----
Cutting-to-length/
  decoiling...................       3            1          3           3              3            -         13
Blanking......................       -            -          8           -              -            -          8
Tempering.....................       1            -          -           -              -            -          1
Plate processing(c)...........       2            1          -           6              2            3         14
Slitting......................       -            -          3           2              3            -          8
Shearing......................       1            1          -           7              2            -         11
Roll forming..................       4            -          -           -              -            -          4
Shot blasting.................       -            -          -           1              -            -          1
                                    --            -         --          --             --            -         --
  Total.......................      11            3         14          19             10            3         60

- ---------------

(a) Consists of four facilities.
(b) Consists of two facilities.
(c) Includes a recently purchased plasma burning table for the Minneapolis facility and two other plasma burning tables for the Chicago and Philadelphia facilities that are expected to be operational by year-end.

     The Company's quality control system establishes controls and procedures covering all aspects of its products from the time the material is ordered through receipt, processing and shipment to the customer. These controls and procedures encompass periodic supplier audits, inspection criteria, traceability and certification. From time to time, the Company has undergone quality audits by certain of its customers and has met all requirements of those customers. In addition, the Philadelphia operation obtained the ISO 9002 certification in 1994, while certain of the Company's other operations are currently seeking to obtain the ISO certification. Lafayette Steel is one of only a few domestic service centers to earn Ford's Q1 quality rating. A quality testing lab is under construction adjacent to the new temper mill facility in Cleveland.

PROPERTIES

     The Company believes that its properties are strategically situated relative to its customers and each other, allowing the Company to support customers from multiple locations. This permits the Company to provide inventory and processing services that are available at one operation but not another. Steel is shipped from the most advantageous facility, regardless of where the order was taken. The facilities are located in the hubs of major steel consumption markets, and within a 250-mile radius of most of the Company's customers, a distance approximating the one-day driving and delivery limit for truck shipments. The following table sets forth certain information concerning the Company's properties:

                                                 SQUARE
  OPERATION                LOCATION              FOOTAGE                 FUNCTION              OWNED OR LEASED
- -------------    ----------------------------    -------       -----------------------------   ---------------
Cleveland        Cleveland, Ohio(a)              121,500       Corporate headquarters and        Owned
                                                               coil processing and
                                                               distribution center
                 Cleveland, Ohio(a)              127,000       Coil processing, distribution     Owned
                                                               center and offices
                 Cleveland, Ohio(a)               59,500       Plate processing and              Leased  (b)
                                                               distribution
                 Cleveland, Ohio                 118,500       Roll form processing,             Owned
                                                               distribution center and
                                                               offices
Minneapolis      Plymouth, Minnesota             192,000       Coil processing, distribution     Owned
                                                               center and offices
                 Plymouth, Minnesota             112,000       Plate processing,                 Owned
                                                               distribution center and
                                                               offices
Lafayette        Detroit, Michigan               257,000(c)    Coil processing, distribution     Owned
                                                               center and offices
Connecticut      Milford, Connecticut            134,000       Coil and plate processing,        Owned
                                                               distribution center and
                                                               offices
Chicago          Schaumburg, Illinois             80,500       Distribution center and           Owned
                                                               offices
                 Elk Grove Village, Illinois      47,500       Coil processing and               Owned
                                                               distribution center
Philadelphia     Lester, Pennsylvania             69,200       Plate processing,                 Leased
                                                               distribution center and
                                                               offices
- ---------------

(a) These Cleveland facilities are adjacent properties.

(b) This facility is leased from a related party pursuant to the terms of a triple net lease for $195,000 per year. The lease expires in June, 2000, subject to two ten-year renewal options.

(c) Includes a 72,000 square foot warehouse expansion under construction and expected to be completed by year-end.

     The Company also has a sales office in Greenville, South Carolina. Its international sales office is located in Pittsburgh, Pennsylvania. All of the properties listed in the table as owned are subject to mortgages securing industrial revenue bonds, taxable rate notes and the Company's Credit Facility. Management believes that the Company will be able to accommodate its capacity needs for the immediate future at its existing facilities.

CUSTOMERS AND DISTRIBUTION

     The Company processes steel for sale to over 3,200 domestic and foreign customers. The Company has a diversified customer and geographic base, which reduces the cyclicality of its business. The top 20 customers accounted for less than 23% and 19% of net sales in 1995 and 1994, respectively. In addition, the Company's largest customer accounted for less than 6% of 1995 net sales. Major domestic customers include automobile manufacturers and stampers, manufacturers of transportation equipment, material handling equipment, electrical machinery, storage tanks, food service equipment, construction equipment, agricultural equipment and appliances, general and plate fabricators, and steel service centers. Sales to the three largest U.S. automobile manufacturers and their Tier 1 suppliers, made principally by the Company's Lafayette Steel operation, and sales to other steel service centers, accounted for approximately 25% and 11%, respectively, of the Company's net sales in 1995.

     While the Company ships products throughout the United States, most of its customers are located in the midwestern, eastern and southern regions of the United States. Most domestic customers are located within a 250-mile radius of one of the Company's processing facilities, thus enabling an efficient delivery system capable of handling a high frequency of short lead-time orders. The Company transports most of its products directly to customers via independent trucking firms, although the Company also owns and operates some trucks in different locations to facilitate short-distance, multi-stop deliveries. International products are shipped either directly from the steel producers to the customer or to an intermediate processor, and then to the customer by rail, truck or ocean carrier.

     The Company produces its processed steel products to specific customer orders as well as for stock. Many of the Company's customers commit to purchase on a regular basis with the customer notifying the Company of specific release dates as the processed products are required. Customers typically notify the Company of release dates anywhere from a just-in-time basis up to three weeks before the release date. Therefore, the Company is required to carry sufficient inventory of raw materials to meet the short lead time and just-in-time delivery requirements of its customers.

SUPPLIERS

     Olympic concentrates on developing relationships with high-quality domestic integrated and mini mills, as well as foreign steel producers, and becoming an important customer to such producers. The Company is a major customer of flat-rolled coil and plate for many of its principal suppliers, but is not dependent on any one supplier. The Company purchases in bulk from steel producers in quantities that are efficient for such producers. This enables the Company to maintain a continued source of supply at what it believes to be competitive prices. Olympic believes the accessibility and proximity of its facilities to major domestic steel producers will continue to be an important factor in maintaining strong relationships with them.

     The Company purchases flat-rolled steel for processing from a number of domestic and foreign producers of primary steel, including LTV Corporation, National Steel Corporation, U.S. Steel Corporation, Bethlehem Steel and Dofasco, Inc. The Company believes that its relationships with its suppliers are good. The Company has no long-term commitments with any of its suppliers.

COMPETITION

     The principal markets served by the Company are highly competitive. The Company competes with other regional and national steel service centers, single location service centers and, to a certain degree, steel producers and intermediate steel processors on a regional basis. The Company has different competitors for each of its products and within each geographic region. The Company competes on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of the Company's competitors have financial and operating resources in excess of those of the Company.

     With the exception of certain Canadian operations, foreign steel service centers are not a material factor in the Company's principal domestic markets. The Company competes for international sales with many domestic and foreign steel traders and producers, none of whom dominates or controls the international markets served by the Company. Many of these international competitors are also suppliers to the Company.

MANAGEMENT INFORMATION SYSTEMS

     Information systems are a critical component of Olympic's growth strategy. The Company has invested, and will continue to invest, in the advanced technologies and human resource training required in this area. The Company believes that its information systems provide it with a significant competitive advantage. The Company's information systems focus on the following core application areas:

     INVENTORY MANAGEMENT. The Company's information systems track the status of inventories in all locations on a daily basis. This real-time information is essential in allowing the Company to closely monitor its inventory and to continue to improve its inventory turns.

     DIFFERENTIATED SERVICES TO CUSTOMERS. The Company's information services allow it to provide value-added services to customers, including quality control monitoring and reporting, just-in-time inventory management and shipping services and on-line order status information.

     ADVANCED CUSTOMER INTERACTION. The Company is actively pursuing opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange, direct links from Olympic to key customer information systems and access to information through the Internet.

     INTERNAL COMMUNICATIONS. The Company believes that the continuous interaction between its sales force and its customer base provides Olympic with valuable market information and sales opportunities. Transactions are summarized continuously and the systems generate reports that allow management to monitor operational performance, as well as the performance for any particular customer.

EMPLOYEES

     At June 30, 1996, the Company employed approximately 850 people. Approximately 300 of the Company's hourly plant personnel at the Minneapolis and Lafayette Steel facilities are represented by four separate collective bargaining units. Collective bargaining agreements with these units expire in 1998 and 1999. The Company has never experienced a work stoppage and believes that its relationship with its employees is good.

GOVERNMENT REGULATION

     The Company's operations are governed by many laws and regulations, including those relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder. The Company believes that it is in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition.

ENVIRONMENTAL

     The Company's facilities are subject to certain federal, state and local requirements relating to the protection of the environment. The Company believes that it is in material compliance with all environmental laws, does not anticipate any material expenditures to meet environmental requirements and does not believe that compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition.

LEGAL PROCEEDINGS

     The Company is party to various legal actions that it believes are ordinary in nature and incidental to the operation of its business. In the opinion of management, the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its operations or financial condition.

                                   MANAGEMENT

     The Company attributes a portion of its success to the depth of its management. In addition to the four principal executive officers identified below, the Company's management team includes eleven general managers, its MIS Director and its Treasurer and Corporate Controller. Members of the management team have a diversity of backgrounds within the steel industry, including management positions at steel producers and other steel service centers. They average over 21 years of experience in the steel industry and 9 years with the Company. This depth of management allows the Company to pursue and implement its growth strategy.

     The executive officers and the directors of the Company are:

              NAME                   AGE                  POSITION(S) HELD
- ---------------------------------    ---     -------------------------------------------
Michael D. Siegal................    43      Chairman of the Board, President and Chief
                                             Executive Officer
R. Louis Schneeberger............    41      Chief Financial Officer; Director
David A. Wolfort.................    43      Chief Operating Officer; Director
Bruce S. Adelstein...............    42      Vice President -- Operations; Director
Martin H. Elrad..................    56      Director
Thomas M. Forman.................    50      Director
Janice M. Margheret..............    41      Director

- ---------------

     Michael D. Siegal has served as President and Chief Executive Officer of the Company since 1984, and as Chairman of the Board of Directors since January 1, 1994. He has been employed by the Company in a variety of full-time capacities since 1974. Mr. Siegal is a member of the Executive Committee for the Steel Service Center Institute ("SSCI"). He is also a member of the American Iron and Steel Institute, presently serving on its Associate Member Committee. He served as National Chairman of Israel Bonds during the period 1991-1993 and presently serves as a member of the Executive Committee of the Development Corporation for Israel and as budget chairman for the Cleveland Jewish Community Federation. He is a member of the Board of Directors of American National Bank (Cleveland, Ohio) and the Cleveland Lumberjacks, a professional hockey team.

     R. Louis Schneeberger has served as Chief Financial Officer and director of the Company since 1987. Prior to that time, Mr. Schneeberger was employed by Arthur Andersen LLP for ten years, concentrating on mergers, acquisitions, and auditing. He is also Chairman of the Board of Directors of Royal Appliance Mfg. Co. (a New York Stock Exchange listed company that is an assembler and marketer of vacuum cleaners and other floor care products), a certified public accountant and a trustee of the Achievement Center for Children.

     David A. Wolfort has served as Chief Operating Officer since 1995 and a director of the Company since 1987. He previously served as Vice
President -- Commercial from 1987 to 1995, after having joined the Company in 1984 as General Manager. Mr. Wolfort's duties include the management of all sales, purchasing and operational aspects of each region. Prior to joining the Company, Mr. Wolfort spent eight years with Sharon Steel, a primary steel producer, in a variety of sales assignments, including General Manager-Field Sales, Sharon Steel Products and was a steel fellow with the American Iron and Steel Institute. Mr. Wolfort is the past president of SSCI's Northern Ohio Chapter and is presently a member of its Governmental Affairs Committee and a National Chapter Director.

     Bruce S. Adelstein serves as Vice President -- Operations. He has served as a Vice President and a director of the Company since 1984. He has been employed full-time by the Company in a variety of operating capacities since 1972. Mr. Adelstein's duties include the supervision of steel processing, corporate regional steel purchasing and specific regional sales.

     Martin H. Elrad has served as a director of the Company since 1987. He is a private investor and has also served for over five years as President of Solon Leasing Co.

     Thomas M. Forman has served as a director of the Company since March, 1994. He has served as Vice President of Sealy Corporation since 1994. Previously, he served as President of Forman Capital, Inc. from 1991 to 1994. Prior thereto, he served as Executive Vice President and a member of the board of directors of Bridgestone/Firestone, Inc. for two years.

     Janice M. Margheret has served as a director of the Company since March, 1994. She has served as Senior Vice President of Pioneer-Standard Electronics, Inc. since 1993 and President of Pioneer-Standard Canada, Inc. since 1994. Prior thereto, she served as a Vice President and Controller of Pioneer-Standard for over five years.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of shares of Common Stock offered by the Company and the Selling Shareholders, each of whom is an executive officer and a director of the Company.

                                  BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                   PRIOR TO OFFERING                        AFTER OFFERING(A)
                                ------------------------      SHARES     ------------------------
            NAME                 NUMBER       PERCENTAGE     OFFERED      NUMBER       PERCENTAGE
- ----------------------------    ---------     ----------     --------    ---------     ----------
Michael D. Siegal(b)........    1,727,500        20.1%       125,000     1,602,500        14.4%
Bruce S. Adelstein(c).......    1,679,000        19.5        125,000     1,554,000        14.0
R. Louis Schneeberger(d)....      368,000         4.3        125,000       243,000         2.2
David A. Wolfort(e).........      322,000         3.7        125,000       197,000         1.8

- ---------------

(a) Assuming no exercise of the Underwriters' over-allotment options to purchase up to 375,000 shares of Common Stock from the Company and 18,750 shares of Common Stock from each of the Selling Shareholders. If the overallotment options are exercised in full, the Selling Shareholders' ownership would be as follows: Mr. Siegal -- 13.8%, Mr. Adelstein -- 13.4%, Mr.
    Schneeberger -- 2.0% and Mr. Wolfort -- 1.6%.

(b) Does not include 138,000 shares held in various trusts for the benefit of Mr. Siegal's children. Mr. Siegal disclaims beneficial ownership of such shares.

(c) Does not include 138,000 shares held in various trusts for the benefit of certain of Mr. Adelstein's family members. Mr. Adelstein disclaims beneficial ownership of such shares.

(d) Does not include 92,000 shares held in various trusts for the benefit of Mr. Schneeberger's children. Mr. Schneeberger disclaims beneficial ownership of such shares.

(e) Does not include 138,000 shares held in various trusts for the benefit of Mr. Wolfort's children. Mr. Wolfort disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Articles of Incorporation provide that the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Preferred Stock is divided into two classes consisting of 2,500,000 shares of Voting Preferred Stock and 2,500,000 shares of Non-Voting Preferred Stock.

COMMON STOCK

     All outstanding shares of Common Stock (including the shares offered by the Selling Shareholders in the Offering) are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. Subject to preferences that may be applicable to holders of any outstanding shares of Preferred Stock, holders of shares of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of shares of Common Stock at that time outstanding, subject to prior distribution rights of creditors of the Company and to the preferential right of any outstanding shares of Preferred Stock. The holders of shares of Common Stock are entitled to one vote for each share held on all matters properly submitted to a vote of shareholders and do not have cumulative voting rights. Therefore, the holders of a majority of the shares of Common Stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any outstanding Preferred Stock. Pursuant to the Company's Code of Regulations, the Company's Board of Directors is divided into two classes of directors serving staggered two year terms. The affirmative vote of the holders of a majority of the shares of Common Stock is required to approve mergers, sales of assets or other corporate transactions required to be submitted to the shareholders for approval under Ohio Law.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine certain rights, preferences, privileges and restrictions granted to and imposed upon any unissued shares of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of such series, without any vote or action by the shareholders of the Company. The issuance of Preferred Stock could be used, in certain circumstances, as a method of delaying or preventing a change of control of the Company. Under Ohio law and the Company's Articles of Incorporation, the Board of Directors could, without any action by holders of shares of Common Stock, issue shares of Preferred Stock which could have a detrimental effect the rights of holders of shares of Common Stock, including loss of voting control.

LIMITATION OF DIRECTOR LIABILITY

     Under Ohio Law, a director's liability to the Company or its shareholders for damages is limited to only those situations where it is proven by clear and convincing evidence that the director's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, and those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders may be unable to recover monetary damages against directors for actions which constitute gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

     The Company's Code of Regulations contains provisions indemnifying directors and officers of the Company to the fullest extent permitted by Ohio Law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an appropriate undertaking to repay said amount if it is determined that the individual in question is not entitled to indemnification.

CERTAIN PROVISIONS OF OHIO LAW

     As an Ohio corporation, the Company is subject to certain provisions of Ohio Law which may discourage or render more difficult an unsolicited takeover of the Company. Among these are provisions that (i) prohibit certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassification of the then outstanding shares of an Ohio corporation involving certain holders of stock representing 10% or more of the voting power, unless such transactions are either approved by the directors in office prior to the 10% shareholder becoming such or involve a 10% shareholder which has been such for at least three years and certain requirements related to the price and form of consideration to be received by shareholders are met and
(ii) provide Ohio corporations with the right to recover profits realized under certain circumstances by persons engaged in "greenmailing" or who otherwise sell securities of a corporation within 18 months of proposing to acquire such corporation.

     In addition, pursuant to Section 1701.831 of the Ohio Law, the purchase of certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of the total voting power of the Company and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, officers of the Company and directors of the Company who are also employees.

     The Code of Regulations establishes an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors of the Company. In general, notice must be received by the Company not less than 90 days prior to the first anniversary of the prior year's annual meeting and must contain certain specified information concerning the person to be nominated and the shareholder submitting the nomination.

     It is possible that these provisions, as well as the classification of the Board of Directors, the ability of the Board to issue additional shares of Common Stock or Preferred Stock and the percentage of ownership held by the executive officers and directors of the Company, will discourage other persons from making a tender offer for, or acquisitions of, substantial amounts of shares of the Company's Common Stock, or may delay changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services, L.L.C., Pittsburgh, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 11,100,000 shares of Common Stock outstanding (11,475,000 shares if the Underwriters over-allotment options are exercised in full). The shares sold in the Offering, plus the 4,000,000 shares sold in the Company's IPO in 1994 and an additional 506,000 shares held by non-affiliates will be freely transferable by persons other than Affiliates without restriction or further registration under the Securities Act. Upon completion of the Offering, 3,596,500 Affiliate Shares (3,521,500 shares if the Underwriters' over-allotment options are exercised in full) will be held by Affiliates of the Company. The Affiliate Shares are subject to Lock-up Agreements described below, and may only be sold (absent a registration) in accordance with the volume and other requirements of Rule 144 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years, including an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding Common Stock or the average weekly trading volume in the Common Stock in composite trading on all exchanges during the four calendar weeks preceding such sale.

     The Company and the Selling Shareholders have entered into Lock-up Agreements with the Underwriters wherein they have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, except for shares of Common Stock offered hereby, and, in the case of the Company, shares issuable pursuant to employee benefit plans, for a period of 90 days from the date of this Prospectus, without the prior written consent of the Representatives.

     The Company has reserved 450,000 shares of Common Stock to be issued under its Stock Option Plan. Options to purchase an aggregate of 140,000 shares of Common Stock are currently outstanding under the Stock Option Plan.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement by and among the Company, the Selling Shareholders and the Underwriters, the Company and the Selling Shareholders have agreed to sell to each of the entities named below (the "Underwriters") and each of the Underwriters for whom Salomon Brothers Inc, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and McDonald & Company Securities Inc. are acting as representatives ("Representatives"), has severally agreed to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite its name below:

                                        UNDERWRITER                            NUMBER OF SHARES
                                                                               ----------------
Salomon Brothers Inc .......................................................
Goldman, Sachs & Co.........................................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................................
McDonald & Company Securities, Inc..........................................

                                                                                    ---------
     Total..................................................................        3,000,000
                                                                                    =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than the shares covered by the Underwriters' over-allotment options described below) if any shares of Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Shareholders have been advised by the Representatives that the several Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          per share
to other dealers. After the initial offering, the public offering price and such concessions may be changed.

     The Company and the Selling Shareholders have granted to the Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares and 75,000 additional shares, respectively, of Common Stock (450,000 additional shares of Common Stock in the aggregate), at the same price per share as the initial shares of Common Stock to be purchased by the Underwriters. The Underwriters may exercise the options only to cover over-allotments, if any, in the sale of shares of Common Stock that the Underwriters have agreed to purchase. The Underwriting Agreement provides that each Underwriter will have a firm commitment subject to certain conditions to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased and offered by such Underwriter in the above table bears to the total number of shares of Common Stock initially offered by the Underwriters hereby.

     The Company and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company or any security convertible into or exchangeable for such Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

     In connection with the Offering, certain Underwriters and selling group members who are qualifying registered market makers on NASDAQ may engage in passive market making transactions in the Common Stock on NASDAQ in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two business day period before commencement of offers or sales of Common Stock in the Offering. Passive market making transactions must comply with certain volume and price limitations and must be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the several Underwriters against certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A., Cleveland, Ohio. Marc H. Morgenstern, a principal of such law firm, is the Secretary of the Company and is the trustee of various trusts for the benefit of Messrs. Siegal's and Schneeberger's children that own 230,000 shares of Common Stock. See "Selling Shareholders." In addition, certain attorneys in the firm own shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Cleveland, Ohio.

                                    EXPERTS

     The audited consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such materials may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.Y., Washington, D.C. 20549. The Commission maintains a Web site, located at http://www.sec.gov., that contains reports, proxy information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendment thereto) on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission and to which reference is hereby made. For further information regarding the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules thereto.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and an opinion thereon expressed by its independent accountants and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide, without charge to each person to whom a copy of this Prospectus has been delivered, upon oral or written request of such person, a copy of any and all of the documents incorporated herein by reference (not including exhibits). Requests for such copies should be directed to R. Louis Schneeberger, Chief Financial Officer, Olympic Steel, Inc., 5080 Richmond Road, Bedford Heights, Ohio 44146, telephone:
(216) 292-3800.

     The following documents filed with the Commission by the Company (File No. 0-23320) are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 ("Form 10-K"), (b) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, (c) the description of the Company's shares of Common Stock contained in the Company's Form 8-A filed with the Commission on January 29, 1994 and (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of this Offering. Any statement contained herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................     F-2
Consolidated Statements of Income for the years ended
  December 31, 1995, 1994 and 1993...................................................     F-3
Consolidated Balance Sheets as of December 31, 1995 and 1994.........................     F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1994 and 1993...................................................     F-5
Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 1995, 1994 and 1993...................................................     F-6
Notes to Consolidated Financial Statements for the years ended December 31, 1995,
  1994 and 1993......................................................................     F-7
Supplementary Financial Information..................................................    F-15
Consolidated Statements of Income for the three months ended
  March 31, 1996 and 1995............................................................    F-16
Consolidated Balance Sheets as of March 31, 1996 and December 31, 1995...............    F-17
Consolidated Statements of Cash Flows for the three-months ended
  March 31, 1996 and 1995............................................................    F-18
Notes to Consolidated Financial Statements for the three-months ended March 31, 1996
  and 1995...........................................................................    F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and
the Board of Directors of
Olympic Steel, Inc.:

     We have audited the accompanying consolidated balance sheets of Olympic Steel, Inc. (an Ohio corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympic Steel, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            /s/  Arthur Andersen LLP
                                                 Arthur Andersen LLP

Cleveland, Ohio,
February 6, 1996.

                              OLYMPIC STEEL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           1995         1994         1993
                                                         --------     --------     --------
Net sales............................................    $554,469     $381,906     $313,810
Cost of sales........................................     446,513      304,777      250,707
                                                         --------     --------     --------
     Gross margin....................................     107,956       77,129       63,103
Operating expenses
  Warehouse and processing...........................      28,307       19,806       14,607
  Administrative and general.........................      21,345       14,090       14,596
  Distribution.......................................      16,155       11,734        9,899
  Selling............................................      13,692        9,466        8,485
  Occupancy..........................................       3,092        1,906        1,419
  Depreciation and amortization......................       3,264        1,834        1,513
                                                         --------     --------     --------
     Total operating expenses........................      85,855       58,836       50,519
                                                         --------     --------     --------
     Operating income................................      22,101       18,293       12,584
Interest expense.....................................      10,746        3,761        4,480
Receivable securitization expense....................         107           --           --
                                                         --------     --------     --------
     Income before taxes.............................      11,248       14,532        8,104
Income taxes.........................................       4,504        5,834           --
Reinstatement of deferred income taxes...............          --        7,800           --
                                                         --------     --------     --------
     Net income......................................    $  6,744     $    898     $  8,104
                                                         =========    =========    =========
     Net income per share............................    $   0.78     $   0.12
                                                         =========    =========
     Weighted average shares outstanding.............       8,600        7,778
Pro forma income data (unaudited):
  Income before taxes................................                 $ 14,532     $  8,104
  Supplemental pro forma adjustments:
     Interest savings................................                      501        2,118
     Reduction in compensation.......................                       83        2,071
     Income taxes....................................                   (6,067)      (4,917)
                                                                      --------     --------
Pro forma net income.................................                 $  9,049     $  7,376
                                                                      =========    =========
Pro forma net income per share.......................                 $   1.05     $   0.86
                                                                      =========    =========
Pro forma weighted average shares outstanding........                    8,600        8,600

        The accompanying notes are an integral part of these statements.

                              OLYMPIC STEEL, INC.

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1995 AND 1994

                                 (IN THOUSANDS)

                                                                        1995         1994
                                                                      --------     --------
ASSETS
Cash................................................................  $  1,884     $    718
Accounts receivable.................................................     7,405       43,644
Inventories.........................................................   112,986      109,059
Prepaid expenses and other..........................................     2,096        1,757
                                                                      --------     --------
     Total current assets...........................................   124,371      155,178
                                                                      --------     --------
Property and equipment..............................................    78,452       51,493
Accumulated depreciation............................................   (10,886)      (7,965)
                                                                      --------     --------
     Net property and equipment.....................................    67,566       43,528
                                                                      --------     --------
Goodwill............................................................    10,135           --
Unexpended industrial revenue bond funds............................        --        2,281
                                                                      --------     --------
     Total assets...................................................  $202,072     $200,987
                                                                      =========    =========
LIABILITIES
Current portion of long-term debt...................................  $  4,768     $  2,260
Accounts payable....................................................    15,220       26,426
Accrued payroll.....................................................     2,922        2,461
Accrued and deferred income taxes...................................     3,246        2,980
Other accrued liabilities...........................................     5,070        3,640
                                                                      --------     --------
     Total current liabilities......................................    31,226       37,767
                                                                      --------     --------
Revolving credit agreement..........................................    51,338       59,752
Term loans..........................................................    24,969       12,000
Industrial revenue bonds............................................     9,565       10,825
Taxable rate notes..................................................     7,900        8,600
                                                                      --------     --------
     Total long-term debt...........................................    93,772       91,177
                                                                      --------     --------
Deferred income taxes...............................................     3,090        4,803
                                                                      --------     --------
  Total liabilities.................................................   128,088      133,747
                                                                      --------     --------
SHAREHOLDERS' EQUITY
Preferred stock, without par value, 5,000 shares authorized, no
  shares issued or outstanding......................................        --           --
Common stock, without par value, 20,000 shares authorized, 8,600
  shares issued and outstanding.....................................    57,095       57,095
Retained earnings...................................................    16,889       10,145
                                                                      --------     --------
     Total shareholders' equity.....................................    73,984       67,240
                                                                      --------     --------
     Total liabilities and shareholders' equity.....................  $202,072     $200,987
                                                                      =========    =========

      The accompanying notes are an integral part of these balance sheets.

                              OLYMPIC STEEL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                 (IN THOUSANDS)

                                                           1995         1994         1993
                                                         --------     --------     --------
Cash flows from operating activities:
  Net income...........................................  $  6,744     $    898     $  8,104
  Adjustments to reconcile net income to net cash from
     (used for) operating activities-
     Depreciation......................................     3,004        1,702        1,513
     Amortization......................................       260          132          133
     Long-term deferred income taxes...................    (1,713)       4,803           --
                                                         --------     --------     --------
                                                            8,295        7,535        9,750
Changes in working capital:
  Accounts receivable..................................    54,076       (7,018)         (53)
  Inventories..........................................    24,310      (23,713)     (17,915)
  Prepaid expenses and other...........................      (165)        (491)        (373)
  Accounts payable.....................................   (27,590)         109        2,313
  Accrued payroll and other accrued liabilities........       959        2,648         (682)
  Accrued and deferred income taxes....................      (134)       2,980           --
                                                         --------     --------     --------
                                                           51,456      (25,485)     (16,710)
                                                         --------     --------     --------
     Net cash from (used for) operating activities.....    59,751      (17,950)      (6,960)
                                                         --------     --------     --------
Cash flows from investing activities:
  Acquisition of Lafayette Steel (including working
     capital of $28,532)...............................   (52,345)          --           --
  Temper mill facility and equipment...................    (7,979)      (8,689)         (28)
  Plate facility and equipment.........................    (2,063)      (5,327)          --
  Tubing facility and equipment........................    (1,448)      (1,401)          --
  Other capital expenditures, net......................    (1,249)      (1,653)      (1,739)
                                                         --------     --------     --------
     Net cash used for investing activities............   (65,084)     (17,070)      (1,767)
                                                         --------     --------     --------
Cash flows from financing activities:
  Revolving credit agreement...........................    (8,414)     (18,233)       8,944
  Proceeds from term loans.............................    16,100       12,000           --
  Proceeds from industrial revenue bond borrowings.....        --        6,000           --
  Proceeds from taxable rate note borrowings...........        --           --       10,000
  Net proceeds from initial public offering............        --       56,995           --
  Repayment of term loans..............................    (1,208)          --           --
  Repayment of industrial revenue bonds................    (1,560)        (960)        (960)
  Repayment of taxable rate notes......................      (700)        (700)          --
  Repayment of real estate mortgages...................        --           --       (6,624)
  Unexpended industrial revenue bond funds.............     2,281       (2,281)          --
  S corporation dividends paid.........................        --      (17,500)      (2,250)
                                                         --------     --------     --------
     Net cash from financing activities................     6,499       35,321        9,110
                                                         --------     --------     --------
Cash:
  Net increase.........................................     1,166          301          383
  Beginning balance....................................       718          417           34
                                                         --------     --------     --------
  Ending balance.......................................  $  1,884     $    718     $    417
                                                         =========    =========    =========

        The accompanying notes are an integral part of these statements.

                              OLYMPIC STEEL, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       COMMON      RETAINED
                                                                       STOCK       EARNINGS
                                                                      --------     --------
Balance at December 31, 1992........................................  $    100     $ 20,893
  Net income........................................................        --        8,104
  Dividends declared at $4.29 per share.............................        --      (19,750)
                                                                      --------     --------
Balance at December 31, 1993........................................       100        9,247
  Net income........................................................        --          898
  Net proceeds from sale of 4,000 shares of common stock............    56,995           --
                                                                      --------     --------
Balance at December 31, 1994........................................    57,095       10,145
  Net Income........................................................        --        6,744
                                                                      --------     --------
Balance at December 31, 1995........................................  $ 57,095     $ 16,889
                                                                      =========    =========

        The accompanying notes are an integral part of these statements.

                              OLYMPIC STEEL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Olympic Steel, Inc. and its wholly-owned subsidiaries (collectively the Company or Olympic), after elimination of intercompany accounts and transactions. Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform with the 1995 presentation.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION RISKS

     The Company is a major customer of flat-rolled coil and plate steel for many of its principal suppliers, but is not dependent on any one supplier. In 1995, the Company purchased approximately 16% of its total steel requirements from a single supplier.

INVENTORIES

     Inventories are stated at the lower of cost or market and include the cost of purchased steel, internal and external processing and freight. Cost is determined using the specific identification method.

PROPERTY AND EQUIPMENT, AND DEPRECIATION

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives ranging from 3 to 30 years.

GOODWILL AND AMORTIZATION

     Goodwill includes the cost in excess of fair value of the net assets acquired and is being amortized on a straight-line method over 40 years. In the event that facts and circumstances indicate that the value of goodwill or other long-term assets may be impaired, the Company evaluates recoverability to determine if a write-down to market value is required. Goodwill amortization expense totaled $260 in 1995. Amortization expense in 1994 and 1993, which totaled $132 and $133, respectively, related to a covenant not to compete agreement that expired in 1994.

REVENUE RECOGNITION

     Revenue is recognized when steel is shipped to the customer. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

INCOME TAXES

     In the first quarter of 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of enacted tax laws.

                              OLYMPIC STEEL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

EARNINGS PER SHARE

     Earnings per share has been calculated based on the weighted average number of shares outstanding. Shares outstanding were 4.6 million from January 1, 1994 through March 16, 1994, and 8.6 million since March 17, 1994. Per share data for 1993 is not meaningful and therefore has not been presented. Primary and fully diluted earnings per share are the same because outstanding stock options granted are anti-dilutive.

IMPACT OF NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and SFAS No. 123, "Accounting for Stock-Based Compensation." Management does not anticipate the adoption of SFAS No. 121 or SFAS No. 123 to have a material effect on the Company's financial statements.

2. PUBLIC OFFERING OF COMMON STOCK:

     The Company completed its initial public offering of 4 million common shares in March, 1994 (the IPO). The $56,995 of net proceeds were used to pay a $17,500 final S corporation dividend, and the remaining proceeds were used to repay $39,495 of borrowings under the revolving credit agreement.

3. ACQUISITION:

     Effective January 1, 1995, the Company completed the acquisition of substantially all of the assets and assumed certain liabilities of Lafayette Steel Company (Lafayette Steel). Lafayette Steel is an intermediate steel processor headquartered in Detroit, Michigan, primarily serving the automotive industry.

     The final purchase price totaled $69,833 and exceeded the net book value of the assets acquired by $13,000. The adjusted cash portion of the purchase price, including fees and expenses and the repayment of $30,069 of Lafayette Steel's existing bank debt, totaled $52,345.

     The acquisition has been accounted for as a purchase and, accordingly, assets and liabilities are reflected at estimated fair values. The final purchase price allocation resulted in goodwill of $10,395, which is being amortized over 40 years.

     The following unaudited pro forma condensed statement of income for 1994 gives effect to the acquisition of Lafayette Steel as if it had occurred on January 1, 1994. The pro forma information is based upon the historical financial statements of the Company and Lafayette Steel, giving effect to the acquisition under the purchase method of accounting. The pro forma financial information has been prepared by Olympic's management based upon the audited financial statements of Lafayette Steel. This pro forma information is presented in response to applicable accounting rules relating to business acquisitions. It is not necessarily indicative of the actual results that would have been achieved had the acquisition occurred as of January 1, 1994, and is not necessarily indicative of future results of the combined companies.

                              OLYMPIC STEEL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

                                                                          PRO FORMA      PRO FORMA
                                              OLYMPIC      LAFAYETTE     ADJUSTMENTS      OLYMPIC
                                              --------     ---------     -----------     ---------
Net sales...................................  $381,906     $ 148,996       $     -       $ 530,902
Cost of sales...............................   304,777       127,603        (1,888)(a)     430,492
                                              --------     ---------       -------       ---------
  Gross margin..............................    77,129        21,393         1,888         100,410
  Operating expenses........................    58,836        22,441        (1,282)(b)      79,995
                                              --------     ---------       -------       ---------
     Operating income (loss)................    18,293        (1,048)        3,170          20,415
Interest expense............................     3,761         2,194           949(c)        6,904
                                              --------     ---------       -------       ---------
     Income (loss) before income taxes......    14,532        (3,242)        2,221          13,511
Income taxes................................     5,834            --          (410)(d)       5,424
Reinstatement of deferred income taxes......     7,800            --            --           7,800
                                              --------     ---------       -------       ---------
     Net income (loss)......................  $    898     $  (3,242)      $ 2,631       $     287
                                              =========    =========       =======       =========
Net income per share........................  $   0.12                                   $    0.04
                                              =========                                  =========
  Weighted average shares outstanding.......     7,778                                       7,778
                                              =========                                  =========

- ---------------

 (a) Reflects restatement of inventory from LIFO to the specific identification costing method.

 (b) To reduce shareholder and executive compensation and benefits, to reduce depreciation expense for the difference between historical cost and the fair value of assets acquired, to reduce certain professional fees, including those relating to the acquisition, and to record goodwill amortization.

 (c) To record interest expense relating to incremental debt incurred for the acquisition.

 (d) To record an income tax benefit for Lafayette Steel's pre-tax loss, after giving effect to pro forma adjustments, at Olympic's 1994 effective income tax rate.

4. ACCOUNTS RECEIVABLE:

     On December 19, 1995, the Company entered into a three-year agreement to sell, on a revolving basis, through its wholly-owned entity, Olympic Steel Receivables LLC, an undivided interest in a designated pool of its trade accounts receivable. The maximum amount of receivables that can be sold is $65,000, with the amount sold at any month end measurement date dependent upon the level of defined eligible receivables. The Company, as agent for the purchaser of the receivables, retains collection and administrative responsibilities for the participating interests sold. As collections reduce the receivables included in the pool, the Company may sell additional undivided interests in new receivables up to the $65,000 limit. The amount of receivables sold by the Company typically will change monthly depending upon the level of defined eligible receivables available for sale each month end.

     On December 19, 1995, $53,671 of receivables were sold and reflected as a reduction of accounts receivable in the accompanying consolidated balance sheets. The proceeds from the sale were used to reduce borrowings under the Company's revolving credit agreement and are reflected as operating cash flows in the accompanying consolidated statements of cash flows. Costs of the program, which primarily consist of the purchaser's financing cost of issuing commercial paper backed by the receivables, totaled $107 in 1995, and have been classified as receivable securitization expense in the accompanying consolidated statements of income.

     Accounts receivable are presented net of allowances for doubtful accounts of $811 and $563 as of December 31, 1995 and 1994, respectively. Bad debt expense totaled $763 in 1995, $362 in 1994 and $380 in 1993.

                              OLYMPIC STEEL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

5. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                         ---------------------
                                                           1995         1994
                                                         --------     --------
               Land and improvements...................  $  7,128     $  6,049
               Buildings and improvements..............    25,975       18,745
               Machinery and equipment.................    22,588        8,651
               Furniture and fixtures..................     2,039        1,237
               Computer equipment......................     2,817        1,841
               Vehicles................................       358          383
               Construction in progress................    17,547       14,587
                                                         --------     --------
                                                           78,452       51,493
               Less accumulated depreciation...........   (10,886)      (7,965)
                                                         --------     --------
                 Total property and equipment..........  $ 67,566     $ 43,528
                                                         ========     ========

     Construction in progress at December 31, 1995 includes $16,696 related to the Company's new 127,000 square foot facility adjacent to the existing Cleveland facilities which houses a temper mill and cut-to-length line with a recoil option. The facility and equipment began operating in the beginning of 1996, and is anticipated to be running at full capacity by the end of 1996. As of December 31, 1995, $1,141 of capitalized interest has been expended and included in construction in progress for this project. A portion of the project is being financed with bank term debt.

6. REVOLVING CREDIT AGREEMENT:

     The Company has been operating under various multi-bank revolving credit agreements for many years. On December 29, 1994, the Company entered into a new secured credit facility with a bank group to finance the acquisition of Lafayette Steel. The facility was amended in December 1995, in conjunction with the accounts receivable securitization program. As of December 31, 1995, the facility consists of a secured revolving credit component with maximum availability, based upon collateral levels, of $80,000, term loan components of $32,000 and letter of credit commitments of $11,034. The agreement matures on June 30, 1998. Each year, the Company may request to extend its maturity date one year with the approval of the bank group.

     Borrowings under the revolving credit component are secured by inventory, foreign accounts receivable, and certain other equipment and real property. Term loans and letters of credit are collateralized by the equipment and real property being financed.

     The revolving credit agreement balance includes $9,768 and $7,752 of checks issued that have not cleared the bank as of December 31, 1995 and 1994, respectively. As of December 31, 1995, $5,200 of term loans were not yet drawn upon. Annual principal amortization of $2,800 for term borrowings outstanding at December 31, 1995 are payable each June 30.

     The Company has the option to borrow based on the agent bank's base rate or the London Interbank Offered Rate (LIBOR). The interest rate changes every three months based on the Company's operating performance and leverage ratio. As of December 31, 1995, the interest rates were base plus 1% or LIBOR plus 2%, which resulted in a year-end weighted average interest rate of 8.0%. The effective interest rate for all credit agreement borrowings amounted to 7.9% in 1995, 5.6% in 1994, and 5.5% in 1993. Interest on the base rate option is payable quarterly in arrears while interest on the LIBOR option is payable at the end of the LIBOR interest period, which ranges from one to six months. The agreement also includes a commitment fee of .25% of the average unused portion which is payable quarterly in arrears.

                              OLYMPIC STEEL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

7. TAXABLE RATE NOTES:

     In October 1993, the Company completed a $10,000 refinancing of its real estate in Minneapolis, Minnesota; Milford, Connecticut; Elk Grove Village, Illinois; and Cleveland, Ohio. The refinancing was in the form of taxable rate notes. The term of the notes is 15 years with annual principal payments of $700 for the first 10 years and $600 for years 11 through 15. As of December 31, 1995, $8,600 was outstanding. The notes are backed by a three year bank letter of credit, expiring October 15, 1998, and are secured by a first mortgage on the Chicago, Connecticut and Minneapolis land and buildings and a second mortgage on certain Cleveland real estate. The interest rate changes each week based on the taxable rate note market. As of December 31, 1995, the effective interest rate was 7.4%.

8. INDUSTRIAL REVENUE BONDS:

     The long-term portion of industrial revenue bonds at December 31, 1995 and 1994, consisted of the following:

                                                           EFFECTIVE
                                                            INTEREST
                 DESCRIPTION OF BONDS                   RATE AT 12/31/95      1995       1994
- ------------------------------------------------------  ----------------     ------     -------
$6,000 variable rate bonds due 1995 through 2004......         7.1%          $4,800     $ 5,400
$2,660 variable rate bonds due 1992 through 2004......         7.4%           1,715       1,925
$4,800 variable rate bonds due 1992 through 2004......         7.2%           3,050       3,400
$3,350 variable rate bonds due 1988 through 1996......         5.5%              --         100
                                                                             ------     -------
                                                                             $9,565     $10,825
                                                                             ------     -------

     These bonds are backed by standby letters of credit, expiring June 30, 1998 with the revolving credit bank group which has a first lien on certain land, building and equipment.

9. SCHEDULED DEBT MATURITIES, INTEREST, DEBT CARRYING VALUES AND COVENANTS:

     Scheduled maturities of all long-term debt for the years succeeding December 31, 1995 are $4,768 in 1996, $4,669 in 1997, $5,554 in 1998 and $4,670
in both 1999 and 2000 and $22,871 thereafter. These scheduled maturities exclude $5,200 of term loans which will not be drawn until 1996 and will be amortized at 10% annually over the next 10 years.

     The overall effective interest rate for all debt amounted to 7.7% in 1995, 5.7% in 1994, and 5.5% in 1993. Interest paid was $11,823, $3,843 and $4,540 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Interest expense of $1,021 in 1995 and $208 in 1994 was capitalized in conjunction with the temper mill and plate facility projects.

     Management believes the carrying values of its long-term debt approximate their fair values, as each of the Company's debt arrangements bear interest at rates that vary based on a bank's base rate, LIBOR, the short-term tax exempt revenue bond index or taxable rate note market.

     Under the long-term debt agreements, the Company is subject to certain covenants such as minimum net worth, capital expenditure limitations, and interest coverages. The Company was in compliance with all covenants as of December 31, 1995.

10. INCOME TAXES:

     Prior to January 1, 1994, the Company was treated as an S corporation for income tax purposes and, accordingly, was not subject to federal income taxes and was subject to only minimal state income taxes. In connection with the initial public offering, the Company terminated its S corporation election and became fully subject to federal and state income taxation as a C corporation. As a result, deferred income

                              OLYMPIC STEEL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

tax liabilities of $7,800 as of January 1, 1994 were reinstated and included in income tax expense in the first quarter of 1994.

     The components of the Company's net deferred tax liability at December 31 are as follows:

                           ASSET/(LIABILITY)                  1995        1994
            -----------------------------------------------  -------     -------
            Accrued income taxes...........................  $(2,092)    $(2,280)
            Current deferred income taxes:
              LIFO inventory reserves......................   (1,842)     (1,842)
              Other temporary items........................      688       1,142
                                                             -------     -------
            Total current deferred income taxes............   (1,154)       (700)
                                                             -------     -------
            Accrued and deferred income taxes..............   (3,246)     (2,980)
                                                             -------     -------
            Long-term deferred income taxes:
                 LIFO inventory reserve....................   (1,655)     (3,531)
                 Tax in excess of book depreciation........   (1,435)     (1,272)
                                                             -------     -------
            Total long-term deferred income taxes..........   (3,090)     (4,803)
                                                             -------     -------
            Total current and deferred income taxes........  $(6,336)    $(7,783)
                                                             ========    ========

     The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

                                                              1995        1994
                                                             -------     -------
            U.S. federal statutory rate....................     35.0%       35.0%
            State and local taxes, net of federal
              benefit......................................      4.4         5.0
            All other, net.................................      0.6         0.1
                                                             -------     -------
            Effective income tax rate......................     40.0%       40.1%
                                                             -------     -------

     The tax provision includes a current provision of $6,443 and $8,024 in 1995 and 1994, respectively, and a deferred benefit of $1,939 in 1995 and $2,190 in 1994.

     Income taxes paid in 1995 and 1994 totaled $6,191 and $5,944, respectively. State and local income taxes paid in 1993, when the Company was an S corporation, totaled $52.

11. RETIREMENT PLANS:

     The Company has several retirement plans consisting of a profit-sharing plan and a 401(k) plan covering all non-union employees, and two separate 401(k) plans covering all union employees.

     Company contributions for the non-union profit-sharing plan are in discretionary amounts as determined annually by the Board of Directors. For each of the last three years, Company contributions were 4% of each eligible employee's W-2 earnings. The non-union 401(k) retirement plan allows eligible employees to contribute up to 10% of their W-2 earnings. The Company contribution is determined annually by the Board of Directors and is based on a percentage of eligible employees' contributions. For each of the last three years, the Company matched one half of each eligible employee's contribution. The same matching level was approved for 1996.

     Company contributions for each of the last three years for the union plans were 3% of eligible W-2 wages plus one half of the first 4% of each employee's contribution.

     Retirement plan expense amounted to $1,762, $1,035 and $964 for the years ended December 31, 1995, 1994 and 1993, respectively.

                              OLYMPIC STEEL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

12. STOCK OPTIONS:

     In January 1994, the Stock Option Plan (Option Plan) was adopted by the Board of Directors and approved by the shareholders of the Company. Pursuant to the provisions of the Option Plan, key employees of the Company, non-employee directors and consultants may be offered the opportunity to acquire shares of Common Stock by the grant of stock options, including both incentive stock options (ISOs) and nonqualified stock options. ISOs are not available to non-employee directors or consultants. A total of 450,000 shares of Common Stock has been reserved for options under the Option Plan. The purchase price of a share of Common Stock pursuant to an ISO will not be less than the fair market value of a share of Common Stock at the grant date. The Option Plan will terminate on January 5, 2004. Termination of the Option Plan will not affect outstanding options.

     During 1995 and 1994, nonqualified options to purchase 20,000 and 120,000 shares, respectively, were issued under the Option Plan to the Company's general managers and outside directors at an exercise price of $15.50 per share. All of these options were outstanding at December 31, 1995 and vest over a period of five years at a rate of 20% per year commencing on the first anniversary of the date of grant.

13. COMMITMENTS AND CONTINGENCIES:

     The Company leases certain warehouses, sales offices and processing equipment under long-term lease agreements. The leases are classified as operating and expire at various dates through 2000. In some cases the leases include options to extend. Rent expense was $2,873, $2,512 and $2,705 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Future minimum lease payments as of December 31, 1995 are as follows:

                                    1996......     $2,748
                                    1997......      1,765
                                    1998......        819
                                    1999......        417
                                    2000......        289
                                    Thereafter..      133
                                                   ------
                                                   $6,171
                                                   ======

     The Company is a defendant in various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its operations or financial position.

14. RELATED PARTY TRANSACTIONS:

     A related entity handles a portion of the freight activity for the Company's Cleveland division. Payments to this entity approximated $3,199, $2,880 and $2,293 for the years ended December 31, 1995, 1994 and 1993, respectively. There is no common ownership or management of this entity with the Company. Another related entity owns one of the Cleveland warehouses and leases it to the Company at an annual rental of $195. The lease expires June 2000 and has two remaining renewal options of 10 years each.

15. UNAUDITED PRO FORMA INFORMATION:

     The unaudited pro forma net income for the years ended December 31, 1994 and 1993 reflects (i) the reduction in interest expense resulting from the application of net proceeds from the sale of

                              OLYMPIC STEEL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

4 million shares of Common Stock in the IPO on March 17, 1994, to repay approximately $39,495 of indebtedness with a weighted average interest rate of 5.3% in 1993 and 6.0% in 1994, (ii) the reduction of compensation expense for officers and certain retiring employees net of additional costs to be incurred as a public company and (iii) assumes the Company is subject to income tax as a C corporation, and in 1994 excludes the one-time $7,800 income tax charge for the reinstatement of deferred income taxes resulting from the change in the Company's income tax status from an S corporation to a C corporation. Unaudited pro forma net income per share has been calculated by dividing pro forma net income by the number of shares outstanding after the IPO.

                      SUPPLEMENTARY FINANCIAL INFORMATION

                    (in thousands except per share amounts)

                1995                  1ST QTR.    2ND QTR.    3RD QTR.    4TH QTR.     TOTAL
- ------------------------------------  --------    --------    --------    --------    --------
Net sales...........................  $149,058    $142,095    $132,673    $130,643    $554,469
Gross margin........................    30,012      27,343      24,887      25,714     107,956
Operating income....................     7,717       5,713       4,269       4,402      22,101
Income before taxes.................     5,150       2,866       1,375       1,857      11,248
Net income..........................     3,067       1,721         835       1,121       6,744
  Net income per share..............      0.36        0.20        0.10        0.13        0.78
  Weighted average shares
     outstanding....................     8,600       8,600       8,600       8,600       8,600

                1994                  1ST QTR.    2ND QTR.    3RD QTR.    4TH QTR.     TOTAL
- ------------------------------------  --------    --------    --------    --------    --------
Net sales...........................  $ 93,493    $ 95,473    $ 98,636    $ 94,304    $381,906
Gross margin........................    18,839      19,363      19,954      18,973      77,129
Operating income....................     4,714       4,059       5,258       4,262      18,293
Income before taxes.................     3,722       3,370       4,331       3,109      14,532
Net income (loss)(a)................    (5,567)      2,022       2,577       1,866         898
  Net income (loss) per share(a)....     (1.06)       0.24        0.30        0.22        0.12
  Weighted average shares
     outstanding....................     5,267       8,600       8,600       8,600       7,778
Pro forma net income(b).............  $  2,584    $  2,022    $  2,577    $  1,866    $  9,049
  Pro forma net income per
     share(c).......................      0.30        0.24        0.30        0.22        1.05
  Pro forma weighted average shares
     outstanding(c).................     8,600       8,600       8,600       8,600       8,600

- ---------------

(a) Effective January 1, 1994 the Company changed its income tax status from an S corporation to a C corporation. This change required a reinstatement of deferred income taxes as a one-time charge to first quarter's earnings of $7,800.

(b) Unaudited pro forma net income reflects: (i) the reduction in interest expense resulting from the application of net proceeds from the sale of 4,000 Common Stock on March 17, 1994, (ii) the reduction of certain compensation expense and (iii) assumes the Company is subject to income tax as a C corporation. See Note 15 to Notes to Consolidated Financial Statements.

(c) Unaudited pro forma net income per share has been calculated by dividing pro forma net income by 8,600 shares, the number of shares outstanding after the IPO.

                              OLYMPIC STEEL, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                      FOR THE THREE MONTHS ENDED MARCH 31,

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         1996         1995
                                                                       --------     --------
                                                                            (UNAUDITED)
Net sales............................................................  $142,589     $149,058
Cost of sales........................................................   111,663      119,046
                                                                       --------     --------
  Gross margin.......................................................    30,926       30,012
Operating expenses
  Warehouse and processing...........................................     7,404        7,594
  Administrative and general.........................................     6,091        5,573
  Distribution.......................................................     4,243        4,063
  Selling............................................................     3,466        3,627
  Occupancy..........................................................     1,009          767
  Depreciation and amortization......................................       994          671
                                                                       --------     --------
     Total operating expenses........................................    23,207       22,295
                                                                       --------     --------
  Operating income...................................................     7,719        7,717
Interest expense.....................................................     1,476        2,567
Receivable securitization expense....................................       816           --
                                                                       --------     --------
                                                                          2,292        2,567
                                                                       --------     --------
  Income before taxes................................................     5,427        5,150
Income taxes.........................................................     2,171        2,083
                                                                       --------     --------
  Net income.........................................................  $  3,256     $  3,067
                                                                       ========     ========
  Net income per share...............................................  $   0.38     $   0.36
                                                                       ========     ========
  Weighted average shares outstanding................................     8,600        8,600
                                                                       ========     ========

        The accompanying notes are an integral part of these statements.

                              OLYMPIC STEEL, INC.
                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                   MARCH 31,     DECEMBER 31,
                                                                     1996            1995
                                                                   ---------     ------------
                                                                   (UNAUDITED)
ASSETS
Cash.............................................................  $   3,284      $   1,884
Accounts receivable..............................................     12,570          7,405
Inventories......................................................    118,121        112,986
Prepaid expenses and other.......................................      2,631          2,096
                                                                   ---------      ---------
  Total current assets...........................................    136,606        124,371
                                                                   ---------      ---------
Property and equipment...........................................     80,459         78,452
Accumulated depreciation.........................................    (11,815)       (10,886)
                                                                   ---------      ---------
  Net property and equipment.....................................     68,644         67,566
                                                                   ---------      ---------
Goodwill.........................................................     10,070         10,135
                                                                   ---------      ---------
  Total assets...................................................  $ 215,320      $ 202,072
                                                                   =========      =========
LIABILITIES
Current portion of long-term debt................................  $   4,744      $   4,768
Accounts payable.................................................     32,572         15,220
Accrued payroll..................................................      2,588          2,922
Accrued and deferred income taxes................................      3,256          3,246
Other accrued liabilities........................................      5,891          5,070
                                                                   ---------      ---------
  Total current liabilities......................................     49,051         31,226
                                                                   ---------      ---------
Revolving credit agreement.......................................     43,818         51,338
Term loans.......................................................     24,656         24,969
Industrial revenue bonds.........................................      9,565          9,565
Taxable rate notes...............................................      7,900          7,900
                                                                   ---------      ---------
  Total long-term debt...........................................     85,939         93,772
                                                                   ---------      ---------
Deferred income taxes............................................      3,090          3,090
                                                                   ---------      ---------
  Total liabilities..............................................    138,080        128,088
                                                                   ---------      ---------
SHAREHOLDERS' EQUITY
Preferred stock, without par value, 5,000 shares authorized, no
  shares issued or outstanding...................................         --             --
Common stock, without par value, 20,000 shares authorized, 8,600
  shares issued and outstanding..................................     57,095         57,095
Retained earnings................................................     20,145         16,889
                                                                   ---------      ---------
  Total shareholders' equity.....................................     77,240         73,984
                                                                   ---------      ---------
  Total liabilities and shareholders' equity.....................  $ 215,320      $ 202,072
                                                                   =========      =========

      The accompanying notes are an integral part of these balance sheets.

                              OLYMPIC STEEL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED MARCH 31,

                                 (IN THOUSANDS)

                                                                        1996         1995
                                                                      --------     --------
                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income........................................................  $  3,256     $  3,067
  Adjustments to reconcile net income to net cash from (used for)
     operating activities --
       Depreciation.................................................       929          615
       Amortization.................................................        65           56
       Long-term deferred income taxes..............................        --         (203)
                                                                      --------     --------
                                                                         4,250        3,535
Changes in working capital:
  Accounts receivable...............................................    (5,475)     (13,140)
  Inventories.......................................................    (5,135)      (4,598)
  Prepaid expenses and other........................................      (535)        (145)
  Accounts payable..................................................    17,352       (5,608)
  Accrued payroll and other accrued liabilities.....................       487        1,463
  Accrued and deferred income taxes.................................        10         (120)
                                                                      --------     --------
                                                                         6,704      (22,148)
                                                                      --------     --------
     Net cash from (used for) operating activities..................    10,954      (18,613)
                                                                      --------     --------
Cash flows from investing activities:
  Acquisition of Lafayette Steel (including working capital of
     $28,532).......................................................        --      (52,395)
  Temper mill facility and equipment................................      (512)      (2,563)
  Plate facility and equipment......................................        --       (1,885)
  Tubing facility and equipment.....................................        --         (740)
  Other capital expenditures, net...................................    (1,495)        (661)
                                                                      --------     --------
     Net cash used for investing activities.........................    (2,007)     (58,244)
                                                                      --------     --------
Cash flows from financing activities:
  Revolving credit agreement........................................    (7,520)      60,368
  Proceeds from term loans..........................................        --       15,100
  Repayment of long-term debt.......................................       (27)        (100)
  Unexpended industrial revenue bond funds..........................        --        2,281
                                                                      --------     --------
     Net cash from (used for) financing activities..................    (7,547)      77,649
                                                                      --------     --------
Cash:
  Net increase......................................................     1,400          792
  Beginning balance.................................................     1,884          718
                                                                      --------     --------
  Ending balance....................................................  $  3,284     $  1,510
                                                                      ========     ========

      The accompanying notes are an integral part of these balance sheets.

                              OLYMPIC STEEL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1996

     The accompanying consolidated financial statements have been prepared from the financial records of Olympic Steel, Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Olympic"), without audit and reflect all adjustments which are, in the opinion of management, necessary to fairly present the results of the interim periods covered by this report. All significant intercompany transactions and balances have been eliminated in consolidation.

(1) EARNINGS PER SHARE:

     Earnings per share have been calculated based on the weighted average shares outstanding during each of the periods presented. Primary and fully diluted earnings per share are the same as outstanding stock options are anti-dilutive.

(2) LONG-TERM DEBT:

     Interest rates under the Company's various credit agreements are generally based on prime or LIBOR plus a premium determined quarterly, which varies with the Company's operating performance and financial leverage. Borrowing rates for the first three months of 1996 were prime plus 1% and LIBOR plus 2%. Commencing June 1, 1996, rates will decrease to prime plus .5% and LIBOR plus 1.5%. The majority of the Company's borrowings are based on the LIBOR option. The overall effective interest rate for all debt for the three month periods amounted to 7.4% in 1996 and 7.5% in 1995.

     Included in the revolving credit balances on the accompanying consolidated balance sheets are $5.5 million and $9.8 million of checks issued that have not cleared the bank as of March 31, 1996 and December 31, 1995, respectively.

(3) SUPPLEMENTAL CASH FLOW INFORMATION:

     Interest paid during the three months ended March 31, 1996 and 1995 totaled $1.7 million and $2.0 million, respectively. Income taxes paid during the three months ended March 31, 1996 and 1995 totaled $2.1 million and $2.4 million, respectively.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY TO ANY PERSON BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................    8
Capitalization.........................    9
Price Range of Common Stock............   10
Dividend Policy........................   10
Selected Financial Data................   11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   12
Business...............................   17
Management.............................   25
Selling Shareholders...................   26
Description of Capital Stock...........   27
Shares Eligible for Future Sale........   28
Underwriting...........................   29
Legal Matters..........................   30
Experts................................   30
Available Information..................   31
Incorporation of Certain Documents by
  Reference............................   31
Index to Consolidated Financial
  Statements...........................  F-1

3,000,000 SHARES

OLYMPIC STEEL, INC.

COMMON STOCK
(WITHOUT PAR VALUE)

LOGO

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

MERRILL LYNCH & CO.

MCDONALD & COMPANY
SECURITIES, INC.

PROSPECTUS
DATED JULY   , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions.

   Securities and Exchange Commission Registration Fee.....................   $32,864.22
   National Association of Securities Dealers, Inc. Filing Fee.............    10,030.63
   Printing Costs..........................................................            *
   Accounting Fees and Expenses............................................            *
   Legal Fees and Expenses (not including Blue Sky)........................            *
   Blue Sky Fees and Expenses..............................................            *
   Transfer Agent and Registrar Fees.......................................            *
   Miscellaneous...........................................................            *
                                                                              ----------
        Total..............................................................   $

- ---------------

* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under certain circumstances provided in Article V of the Registrant's Code of Regulations and subject to Section 1701.13 of the Ohio General Corporation Law (which sets forth the conditions and limitations governing the indemnification of officers, directors and other persons), the Registrant will indemnify any director or officer or any former director or officer of the Registrant against losses, damages, or liabilities reasonably incurred by such director or officer by reason of the fact that he is or was such director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. The Company maintains liability insurance for all of its directors and officers. This insurance also insures the Company against amounts payable to indemnify directors and officers, subject to policy limits and retention amounts.

     Reference is made to Section           of the Underwriting Agreement
(Exhibit 1.1 to this Registration Statement) which provides for indemnification of the Registrant's officers, directors and controlling persons by the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS

     (A) EXHIBITS. The following Exhibits are filed herewith and made a part hereof.

   EXHIBIT                             DESCRIPTION OF DOCUMENT
   -------    --------------------------------------------------------------------------
   1.1        Form of Underwriting Agreement*
   4.1        Credit Agreement dated December 29, 1994 by and among the Registrant, five banks and National City Bank, Agent **
   4.2        First Amendment to Credit Agreement dated June 9, 1995 by and among the
              Registrant, five banks and National City Bank, Agent***
   4.3        Second Amendment to Credit Agreement dated December 19, 1995 by and among the Registrant, five banks and National City Bank, Agent****
   4.4        Receivables Purchase Agreement dated December 19, 1995 among the
              Registrant, Olympic Steel Receivables LLC, Olympic Steel Receivables, Inc.
              and Clipper Receivables Corporation as Purchaser****
   4.5        Purchase and Sale Agreement dated December 19, 1995 among the Registrant,
              Olympic Steel Lafayette, Inc. and Olympic Steel Receivables LLC****
              Information concerning certain of the Registrant's other long-term debt is set forth in Notes 7 and 8 of Notes to Financial Statements. The
              Registrant hereby agrees to furnish copies of such instruments to the
              Commission upon request.
   5.1        Opinion of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. as to the
              validity of the Securities being offered*
   23.1       Consent of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. (to be included in Exhibit 5.1).
   23.2       Consent of Arthur Andersen LLP
   24.1       Directors and Officers Powers of Attorney

- ---------------

*     To be filed by amendment.

** Incorporated by reference to an Exhibit included in Registrant's Current Report on Form 8-K filed with the Commission on January 17, 1995.

*** Incorporated by reference to the Exhibit included in Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 filed with the Commission on August 3, 1995.

**** Incorporated by reference to the Exhibit with the same exhibit number included in Registrant's Annual Report on Form 10-K filed with the Commission on March 20, 1996.

  ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     1. That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     3. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430(A) and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     4. For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS THE REQUIREMENTS FOR FILING A FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEVELAND, STATE OF OHIO, ON JULY 2, 1996.

                                        OLYMPIC STEEL, INC.

July 2, 1996                            By: /s/ R. Louis Schneeberger
                                            ----------------------------------
                                            R. Louis Schneeberger,
                                            Chief Financial Officer and Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AND ON THE DATES INDICATED.

 July 2, 1996          *
                  ------------------------------------
                  Michael D. Siegal
                  President, Chairman of the Board
                  and Chief Executive Officer

 July 2, 1996     /s/ R. Louis Schneeberger
                  ------------------------------------
                  R. Louis Schneeberger
                  Chief Financial Officer
                  and Director

 July 2, 1996          *
                  ------------------------------------
                  David A. Wolfort
                  Chief Operating Officer
                  and Director

 July 2, 1996          *
                  ------------------------------------
                  Bruce S. Adelstein
                  Vice President -- Operations
                  and Director

 July 2, 1996          *
                  ------------------------------------
                  Richard T. Marabito
                  Treasurer and Corporate Controller
                  (Principal Accounting Officer)

 July 2, 1996          *
                  ------------------------------------
                  Martin H. Elrad, Director

 July 2, 1996          *
                  ------------------------------------
                  Thomas M. Forman, Director

 July 2, 1996          *
                  ------------------------------------
                  Janice M. Margheret, Director

* The undersigned, by signing his name hereto, does sign and execute this Registration Statement on Form S-3 pursuant to the Powers of Attorney executed by the above-named officers and directors of the Company and which are being filed herewith with the Securities and Exchange Commission on behalf of such officers and directors.


By: /s/ R. Louis Schneeberger                        July 2, 1996
    ------------------------------------
    R. Louis Schneeberger,
    Attorney-in-Fact

                              OLYMPIC STEEL, INC.

                               INDEX TO EXHIBITS

EXHIBIT                                   DESCRIPTION OF DOCUMENT
- -------     -----------------------------------------------------------------------------------
   1.1      Form of Underwriting Agreement*
   4.1      Credit Agreement dated December 29, 1994 by and among the Registrant, five banks and National City Bank, Agent**
   4.2      First Amendment to Credit Agreement dated June 9, 1995 by and among the Registrant, five banks and National City Bank, Agent***
   4.3      Second Amendment to Credit Agreement dated December 19, 1995 by and among the
            Registrant, five banks and National City Bank, Agent****
   4.4      Receivables Purchase Agreement dated December 19, 1995 among the Registrant,
            Olympic Steel Receivables LLC, Olympic Steel Receivables, Inc. and Clipper
            Receivables Corporation as Purchaser****
   4.5      Purchase and Sale Agreement dated December 19, 1995 among the Registrant, Olympic
            Steel Lafayette, Inc. and Olympic Steel Receivables LLC****
            Information concerning certain of the Registrant's other long-term debt is set forth in Notes 7 and 8 of Notes to Financial Statements. The Registrant hereby agrees to furnish copies of such instruments to the Commission upon request.
   5.1      Opinion of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. as to the validity of the
            Securities being offered*
  23.1      Consent of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. (to be included in Exhibit
            5.1).
  23.2      Consent of Arthur Andersen LLP
  24.1      Directors and Officers Powers of Attorney

- ---------------

*     To be filed by amendment.

** Incorporated by reference to an Exhibit included in Registrant's Current Report on Form 8-K filed with the Commission on January 17, 1995.

*** Incorporated by reference to the Exhibit included in Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 filed with the Commissioner on August 3, 1995.

**** Incorporated by reference to the Exhibit with the same exhibit number included in Registrant's Annual Report on Form 10-K filed with the Commission on March 20, 1996.